



RECEIVED

2009 NOV 18 P 12:17

OFFICE OF INTERNATIONAL CORPORATE FINANCE



November 13, 2009

The U.S. Securities and Exchange Commission
Office of International Corporate Finance,
Mail Stop 36-28, 100 F Street NE,
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No. 82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 074/2009 and SH 075/2009**

  Subject: 1. Notification of the Resolutions of Board of Directors Meeting No. 7/2009 of Shin Corporation Plc.

  2. Submission of reviewed financial statements for the third quarter of Year 2009

  Date: November 13, 2009

  Attachment: Submission of the Financial Statements for the third quarter of Year 2009 and Management's Discussion and Analysis for the third quarter of Year 2009

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Compliance Department by fax at (662) 299-5252 attention Mrs. Parsopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Panapichon A.

Mr. Anek Pana-apichon
Vice President – Finance and Accounting
Shin Corporation Plc.

Enclosure

dlw 11/19

Summary Translation Letter
To the Stock Exchange of Thailand
November 13, 2009

SH 074/2009

November 13, 2009

Subject: Submission of reviewed financial statements for Quarter 3/2009

To: The President
The Stock Exchange of Thailand

Enclosures: 1. Copy of the financial statements and auditor's report for Quarter 3/2009;
2. Summary of the Company's operating results (Form F45-3);
3. Management Discussion and Analysis for Quarter 3/2009

We would like to inform you that the Board of Directors Meeting of Shin Corporation Plc (the "Company") No. 7/2009, held on November 13, 2009, approved the balance sheets, statements of income and cash flow statements for the 3rd Quarter ended September 30, 2009. The Company would like to submit the copies of financial statements and clarify the operating results as follow:

The Company's operating results (Cost Method)

Unit: million baht

	Quarter 3/2009	Quarter 3/2008	% Change
Dividend income	3,791.1	3,791.1	0.0
Other income	8.1	15.1	-46.4
Total	3,799.2	3,806.2	-0.2
Less operating expenses (net)	56.1	79.3	29.3
Net profit	3,743.1	3,726.9	0.4

The Company had a net profit of 3,743.1 million baht under the cost method in Quarter 3/2009, net profit slightly increased from Baht 3,726.9 million in Quarter 3/2008.

Consolidated operating results

Unit: million baht

Share of net profit (loss)	**Quarter 3/2009**	**Quarter 3/2008**	**% change**
Shin Corporation Plc. and others	(38.2)	(52.4)	27.1
Local wireless telecommunications – ADVANC	1,722.0	1,722.4	-0.02
Satellite & International businesses - THCOM	20.9	(47.3)	142.3
Media & Advertising businesses	(125.8)	(118.9)	-5.8
Net profit attributable to equity holder of the Company	**1,578.9**	**1,503.8**	**4.9**

The Company had a net profit attributable to equity holders of the Company for Quarter 3/2009 of 1,578.9 million baht, increased by 4.9% from 1,503.8 million baht in the same period of last year.

1. The share of the net result from local wireless telecommunications operated by Advanced Info Service Plc. (ADVANC) was relatively stable. Although, the revenue of ADVANC

decreased from service revenue (excluded interconnection (IC)), international roaming (IR) and the cost of service (excluded IC) increased from higher amortization of network due to shorten period of BTO contract. However, as a result from the cost control policy, the marketing expense, staff costs and office expenses were lower than the same period last year.

2. In 3Q09, Satellite and International businesses contributed share of net profit due to net foreign exchange gain, while contributed share of net loss as net foreign exchange loss in 3Q08.

3. The Media & Advertising businesses contributed share of net loss of 125.8 million baht, mainly due to the loss on provision for interest on unpaid operating agreement fee of ITV Plc.

Summary Translation Letter
To the Stock Exchange of Thailand
November 13, 2009

SH 075/2009

November 13, 2009

Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 7/2009

To: The President
The Stock Exchange of Thailand

The Board of Directors of Shin Corporation Public Company Limited (the "Company") in meeting no. 7/2009 held on November 13, 2009 at 2.00 p.m. at the Board Room, Shinawatra Tower 1, 414 Phaholyothin Road, Samsen Nai, Phayathai, Bangkok 10400, resolved the following matters:

1. Certified the Minutes of the Board of Directors' Meeting No. 6/2009 held on August 14, 2009.
2. Approved the balance sheet, statement of income, and statement of cash flow for the third quarter of 2009 ending September 30, 2009.
3. Acknowledged the resignation of Mr. Surin Upatkoon as the Company's Director effective from November 13, 2009.

MANAGEMENT'S DISCUSSION ON AND ANALYSIS OF FINANCIAL RESULTS OF OPERATIONS

Overview

We are a holding company and conduct our business mainly in telecommunications and media and advertising businesses. Our discrete business segments are mainly local wireless telecommunications which manage through Advanced Info Service PLC "AIS"; satellite and international businesses which manage through Thaicom Public Company Limited "THCOM" and its jointly-controlled entity who operates telecommunications in Cambodia and Laos; media and advertising businesses which manage through ITV Public Company Limited "ITV" and Matchbox Company Limited "Matchbox" and other which primarily through DTV Service Company Limited "DTV" and CS Loxinfo Public Company Limited "CSL".

ITV had operated a free-to-air television broadcasting station in Thailand until its license was revoked by the Prime Minister's Office (the "PMO") on March 7, 2007 and ITV had to cease operations. As a result of this, there is no revenue from ITV, which included in the media and advertising businesses since then. This matter is currently subjected to arbitration proceedings and the outcome cannot be predicted. The dispute of ITV has been included in the notes to the financial statement.

Our consolidated profit attributable to equity of the Company for the three-month period and nine-month period ended September 30, 2009 were Baht 1,578.9 million and Baht 5,159.1 million based upon total consolidated revenue of Baht 4,014.9 million and Baht 12,470.2 million, respectively. Our consolidated net profit depends primarily on the results of operations of AIS Group, our associated company and the primary focus of our local wireless communications business. We account for AIS Group using the equity method. Our share of the net profits of AIS Group, for the three-month ended September 30, 2009, was Baht 1,722.0 million, contributed 42.9% of our total consolidated revenue and contributed 109.1% of our consolidated net profit attributable to equity holders of the Company. For the nine-month ended the same period, the share was Baht 5,643.8 million, contributed 45.2% of our total consolidated revenue and contributed 109.4% of our consolidated net profit attributable to equity holders of the Company. For a discussion on and analysis of the results of operations of AIS Group, please see "MD&A of AIS, including the management outlook of 3G" below.

Reclassification of accounts

Started from 1Q09, our financial statements, including the comparable period, have been reclassified to conform to the notification of the Department of Business Development "The Brief Particulars in the Financial Statements B.E. 2552".

The Company's operations (cost method)

The following table provides the Company's statements of income for the periods indicated. This table should be read together with the Company's financial statements.

	Three months ended						Nine months ended			
	September 30, 2009		June 30, 2009		September 30, 2008		September 30, 2009		September 30, 2008	
	(in millions of Baht)						(in millions of Baht)			
Dividends income	3,791.1	99.8%	4,216.2	99.8%	3,791.1	99.6%	8,007.4	99.6%	8,003.4	99.4%
Other income	8.1	0.2%	9.6	0.2%	15.1	0.4%	30.2	0.4%	48.0	0.6%
Total revenues	3,799.2	100.0%	4,225.8	100.0%	3,806.2	100.0%	8,037.6	100.0%	8,051.4	100.0%
Administrative expenses	28.1	0.7%	36.3	0.9%	55.2	1.5%	109.4	1.4%	114.5	1.4%
Impairment loss on investments in a subsidiary	-	-	-	-	-	-	-	-	86.9	1.1%
Management benefit expenses	28.0	0.7%	27.6	0.7%	24.1	0.6%	84.5	1.1%	83.4	1.0%
Total expenses	56.1	1.4%	63.9	1.6%	79.3	2.1%	193.9	2.5%	284.8	3.5%
Profit before finance costs	3,743.1	98.6%	4,161.9	98.4%	3,726.9	97.9%	7,843.7	97.5%	7,766.6	96.5%
Finance costs	-	-	-	-	-	-	(0.1)	-	(0.1)	-
Net Profit for the period	3,743.1	98.6%	4,161.9	98.4%	3,726.9	97.9%	7,843.6	97.5%	7,766.5	96.5%

The Company's net results

Three months ended September 30, 2009 (3Q09) compared to three months ended June 30, 2009 (2Q09) and September 30, 2008 (3Q08)

In 3Q09, the Company's net profit was Baht 3,743.1 million, while, in 2Q09, was Baht 4,161.9 million. This was mainly due to the dividend received from AIS in 3Q09 was less than in 2Q09. When compared to 3Q08, net profit slightly increased from Baht 3,726.9 million in 3Q08.

Nine months ended September 30, 2009 (9M09) compared to nine months ended September 30, 2008 (9M08)

The Company's net profit increased 1.0% from Baht 7,766.5 million in 9M08 to Baht 7,843.6 million in 9M09. This was mainly due to the impairment loss on our investment in Payment Solution Co., Ltd "PSC" in the amount of Baht 86.9 million in 9M08.

The following table provides the Company's balance sheets for the periods indicated. This table should be read together with the Company's financial statements.

	As at			
	September 30, 2009 (in millions of Baht)		**December 31, 2008 (in millions of Baht)**	
Cash & cash equivalents and current investment	1,656.3	*11.4%*	1,726.5	*12.1%*
Other current assets	40.2	*0.3%*	17.9	*0.1%*
Investments in subsidiaries, associates and jointly-controlled entities	12,502.4	*86.4%*	12,502.4	*87.2%*
Long-term investment	225.2	*1.6%*	25.0	*0.2%*
Other assets	46.8	*0.3%*	58.2	*0.4%*
Total assets	14,470.9	*100.0%*	14,330.0	*100.0%*
Total liabilities	46.3	*0.3%*	66.4	*0.5%*
Shareholders' equity				
Share capital	3,201.1	*22.1%*	3,201.1	*22.3%*
Premium on share capital	10,197.3	*70.5%*	10,197.3	*71.2%*
Legal reserved	500.0	*3.5%*	500.0	*3.5%*
Retained earnings	526.2	*3.6%*	365.2	*2.5%*
Total shareholders' equity	14,424.6	*99.7%*	14,263.6	*99.5%*
Total liabilities and shareholders' equity	14,470.9	*100.0%*	14,330.0	*100.0%*

The Company's balance sheets

Total assets as at September 30, 2009 were Baht 14,470.9 million, slightly increased when compared to the total assets as at December 31, 2008. The increase in long-term investment was from the investment in long-term bond. Total liabilities were Baht 46.3 million, decreased 30.3%. The shareholders' equity was Baht 14,424.6 million as at September 30, 2009, increased from Baht 14,263.6 million as at December 31, 2008. This was due to the increase in retained earnings in the amount of Baht 161.0 million, of which Baht 7,843.6 million was from 9M09 operating profit, offset with the interim dividend payments from the operational result of January 1 – April 9, 2009 at Baht 1.25 per share, or in the amount of Baht 4,001.3 million and from the operational result of April 10 – August 13, 2009 at Baht 1.15, or in the amount of Baht 3,681.2 million.



Group operations (consolidation method)

The following tables provide a breakdown of our total consolidated revenue by showing each item as a percentage of total revenues, and a breakdown of our consolidated expenses by showing each item as a percentage of our total consolidated revenues, for the periods indicated. This table should be read together with our consolidated financial statements.

	Three months ended						Nine months ended			
	September 30, 2009		June 30, 2009		September 30, 2008		September 30, 2009		September 30, 2008	
	(in millions of Baht)						(in millions of Baht)			
Revenue:										
Revenue from sales and services:										
- Telephone network in foreign entities (other than AIS)	515.1	12.8%	559.0	12.6%	484.6	12.1%	1,666.1	13.3%	1,363.1	10.2%
- Satellite	1,195.1	29.8%	1,086.7	24.6%	1,163.6	28.9%	3,375.8	27.1%	3,582.1	26.7%
- Media and advertising	251.8	6.3%	294.4	6.7%	411.9	10.2%	806.9	6.5%	1,125.8	8.4%
- Others*	167.6	4.2%	152.7	3.4%	170.2	4.2%	446.0	3.6%	428.8	3.2%
Total revenues from sales and services	2,129.6	53.1%	2,092.8	47.3%	2,230.3	55.4%	6,294.8	50.5%	6,499.8	48.5%
Share of profits of associates:										
- AIS (local wireless telecommunication)	1,722.0	42.9%	1,909.3	43.1%	1,722.4	42.9%	5,643.8	45.2%	6,704.0	50.0%
- Others	33.9	0.8%	34.3	0.8%	33.1	0.8%	94.0	0.8%	80.3	0.6%
Total share of profit of associates	1,755.9	43.7%	1,943.6	43.9%	1,755.5	43.7%	5,737.8	46.0%	6,784.3	50.6%
Net foreign exchange gain	110.2	2.7%	363.8	8.2%	-	-	363.8	2.9%	-	-
Other incomes	19.2	0.5%	25.7	0.6%	35.7	0.9%	73.8	0.6%	130.4	1.0%
Total revenue	4,014.9	100.0%	4,425.9	100.0%	4,021.5	100.0%	12,470.2	100.0%	13,414.5	100.0%
Expenses:										
Costs of sales and services	1,718.3	42.8%	1,586.5	35.8%	1,773.5	44.1%	4,999.5	40.1%	5,077.4	37.9%
Operating agreement fees	135.6	3.4%	135.6	3.1%	125.2	3.1%	406.5	3.3%	355.8	2.7%
Loss on provision for interest on unpaid operating agreement fee	109.2	2.7%	108.3	2.5%	108.9	2.7%	324.2	2.6%	324.5	2.4%
Selling expenses	49.4	1.2%	57.3	1.3%	43.6	1.1%	153.7	1.2%	159.2	1.2%
Administrative expenses	244.7	6.1%	341.2	7.7%	340.8	8.5%	951.4	7.6%	1,052.9	7.8%
Net foreign exchange loss	-	-	-	-	146.1	3.6%	-	-	92.3	0.7%
Impairment loss on investment in a subsidiary	-	-	-	-	-	-	-	-	60.1	0.4%
Management benefit expenses	37.6	0.9%	37.2	0.8%	53.2	1.3%	111.2	0.9%	160.9	1.2%
Total expenses	2,294.8	57.1%	2,266.1	51.2%	2,591.3	64.4%	6,946.5	55.7%	7,283.1	54.3%
Profit before finance costs and tax	1,720.1	42.9%	2,159.8	48.8%	1,430.2	35.6%	5,523.7	44.3%	6,131.4	45.7%
Finance costs	(85.0)	(2.1)%	(90.1)	(2.0)%	(122.2)	(3.0)%	(281.8)	(2.3)%	(397.0)	(3.0)%
Income tax	(24.4)	(0.6)%	(117.9)	(2.7)%	127.2	3.2%	(65.4)	(0.5)%	170.2	1.3%
Profit before minority interests	1,610.7	40.2%	1,951.8	44.1%	1,435.2	35.8%	5,176.5	41.5%	5,904.6	44.0%
Attributable to:										
Equity holders of the Company	1,578.9	39.4%	1,833.6	41.4%	1,503.7	37.5%	5,159.1	41.4%	5,991.1	44.6%
Minority interests	31.8	0.8%	118.2	2.7%	(68.5)	(1.7)%	17.4	0.1%	(86.5)	(0.6)%
Net profit for the period	1,610.7	40.2%	1,951.8	44.1%	1,435.2	35.8%	5,176.5	41.5%	5,904.6	44.0%

Remark * Includes Internet, direct satellite television"DTV", information technology businesses and consolidation eliminations

Three months ended September 30, 2009 (3Q09) compared to three months ended June 30, 2009 (2Q09) and September 30, 2008 (3Q08)

Revenues

Total revenue for 3Q09 decreased by 9.3% from Baht 4,425.9 million in 2Q09 to Baht 4,014.9 million and slightly decreased by 0.2% from Baht 4,021.5 million in 3Q08. However, total revenue, excluding gain on exchange rate of Baht 110.2 million in 3Q09 and Baht 363.8 million in 2Q09, decreased 3.9% q-o-q and as a result of the decline of share of the net profit of AIS Group, while y-o-y decreased 2.9%, mainly, from media and advertising business.

Revenue from sales and services increased from Baht 2,092.8 million in 2Q09 to Baht 2,129.6 million in 3Q09 as a result from the increase in revenues from satellite business and DTV, although this was offset by the decrease in revenues from telephone networks in foreign entities and media and advertising businesses. When compared to the same period last year, the revenue decreased from media and advertising businesses, while the revenues from satellite business and telephone networks in foreign entities increased.

Revenue from the telephone networks in foreign entities, in Cambodia and Laos decreased 7.9% from Baht 559.0 million in 2Q09 to Baht 515.1 million in 3Q09. This was primarily because of lower average revenue per subscriber "ARPU". However, when compared to the same period last year, the revenue increased by 6.3% or from Baht 484.6 million as a result from the growth of telephone subscribers in both Cambodia and Laos, especially a significant growth rate of prepaid mobile phone subscribers.

In Laos, total telephone subscribers, including mobile and fixed line, increased 7.3% from 1.10 million in 2Q09 to 1.18 million in 3Q09 and increased from 0.89 million in the same period last year. This was primarily due to the growth of prepaid mobile market and the 3G mobile service of prepaid GSM network. However, ARPU of prepaid mobile decreased from the previous quarter and from the same period last year. This was because we have expanded its subscriber base to the people living in upcountry who have lower usage, which result in a drop in average minute of usage per subscriber. PSTN ARPU increased q-o-q, whereas decreased y-o-y.

In Cambodia, the telephone subscribers decreased 11.0% from 0.95 million in 2Q09 to 0.82 million in 3Q09 but increased from 0.72 million in 3Q08, as a result from the growth of prepaid mobile market and primarily due to the expanding its base stations to cover upcountry and main cities. Mobile ARPU decreased q-o-q and y-o-y, as a result of the fierce competition from the new operators.

Satellite revenue increased from Baht 1,086.7 million in 2Q09 to Baht 1,195.1 million in 3Q09, primarily because of the increase of UT sale following higher sales volume of UT sets and spare parts of IPSTAR, together with the increase in bandwidth usage of IPSTAR, mainly from Australia, China, New Zealand and Malaysia. Moreover, the revenue from Thaicom conventional satellite rose from a growth of transponder lease although this was offset with the appreciation of the Baht against the USD. When compare to 3Q08, the revenue increased from Baht 1,163.6 million as there was an increase in bandwidth usage of IPSTAR, mainly from Australia, Indonesia, Cambodia, China, New Zealand, Vietnam and Malaysia, although, this was offset with the decrease of UT sale. Meanwhile, the revenue from Thaicom conventional satellite decreased as there were some expired contracts and the appreciation of the Baht against the USD, but this was offset with the increase in revenue from broadcasting business and new contracts.

Media and advertising revenues decreased 14.5% from Baht 294.4 million in 2Q09 to Baht 251.8 million in 3Q09 and deceased 38.9% from Baht 411.9 million in 3Q08, primarily due to the decrease in marketing spending of its customer, due to the economic slowdown and the cost control of customers.

Others increased 9.8% q-o-q mainly from the sale of satellite dish and equipment of DTV but decreased y-o-y as a result from lower DTV sale. At the end of 3Q09, the accumulated DTV sales volume was 0.50 million.

Share of profits of associates decreased 9.7% from Baht 1,943.6 million in 2Q09 to Baht 1,755.9 million in 3Q09 but stable when compared to Baht 1,755.5 million in 3Q08, of which was mainly contributed from AIS Group.

In 3Q09, the profit of standalone AIS Group was Baht 4,184.4 million, slightly decreased from Baht 4,197.4 million in 2Q09 and decreased 7.7% from Baht 4,532.5 in 3Q08 (the net profit did not include derivative adjustment that we adjusted to our share of profits from AIS Group result).

The q-o-q net profit decrease was mainly from the drop in voice revenue, excluded interconnection charge "IC", as a result from the seasonal impact. The non-voice revenue rose, mainly, from higher usage of mobile internet and growing subscription to internet SIM, which relieved the seasonal impact.

When compared to the same period last year, net profit of AIS decreased as a result from voice revenue, excluded IC, and IR revenue, as a result from the economic slowdown. In contrast, the non-voice revenue rose from higher usage of mobile internet, growing subscription to internet SIM and other marketing campaigns.

The total expenses decreased q-o-q and y-o-y. Compared to 2Q09, the cost of service, excluding IC, and marketing expenses decreased, as a result from cost control policy. When compared to 3Q08, the cost of service, excluding IC, increased from higher amortization of network due to shorten period of BTO contract, while the selling and administrative expenses decreased from the cost control policy, together with lower staff costs and office expenses. For a discussion and analysis of the results of operations of AIS, please see MD&A of AIS, including the management outlook of 3G below.

Net foreign exchange gain was Baht 110.2 million in 3Q09 and Baht 363.8 million in 2Q09 as the Baht appreciation to the USD, while, in 3Q08, we had loss of Baht 146.1 million. This can be attributed to the depreciation of the Baht against the USD.

Expenses

Total expenses increased 1.3% from Baht 2,266.1 million in 2Q09 to Baht 2,294.8 million in 3Q09 due to the rise of costs of sales and services but this was offset with the drop in administrative expenses. When compare to the same period last year, total expenses decreased 11.4% from Baht 2,591.3 million in 3Q08, primary, as a result from the decrease of net foreign exchange loss of Baht 146.1 million and the drop of administrative expenses.

Cost of sales and services increased 8.3% from Baht 1,586.5 million in 2Q09 to Baht 1,718.3 million in 3Q09, primarily due to the cost of satellite, internet and direct satellite television and telephone network in foreign entities businesses. The cost of satellite rose from the increase of IPSTAR UT, in corresponding to the higher UT sales volume, together with the rise of spare parts and Gateway operation expenses. Also, the cost of Thaicom conventional satellite increased, mainly due to the cost of traffic transfer of the customers from Thaicom 1A to Thaicom 5 and Vinasat. The cost of internet and direct satellite television rose following the increase of sale of DTV. The cost of telephone network in foreign entities increased from the depreciation of network in Cambodia and Laos. In Cambodia, the depreciation and the electricity expenses rose following the completion of phase 9th and 10th projects. In Laos, the depreciation increased from the expanded telephone network phase 15th and 16th.

When compare to the same period last year, the cost of sales and services decreased 3.1% or from Baht 1,773.5 million, primary due to cost related to media and advertising business that drop following the drop of its revenue. However, this was offset with the increase of cost of telephone network in foreign entities. The increase of cost related to the telephone network in foreign entities was mainly due to the increase of depreciation of the expanded network and base station in Cambodia. Also, in Laos, there were the increase in depreciation of the expanded telephone network and cost of international roaming.

Administrative expenses decreased 28.3% from Baht 341.2 million in 2Q09 to Baht 244.7 million in 3Q09, mainly, as a result from the write-back of doubtful debt provision, staff costs and marketing expenses from satellite business. When compare to the same period last year, the administrative expenses decreased 28.2% from Baht 340.8 million in 3Q08, mainly due to the write-back of doubtful debt provision as these debts were paid, but this was offset with the increase of staff costs and promotion campaign of Cambodia and advertising expenses of Laos.

Profit before finance costs and tax

As a result of the foregoing, the profit before finance costs and tax decreased 20.4% from Baht 2,159.8 million in 2Q09 to Baht 1,720.1 million in 3Q09 but increased 20.3% from Baht 1,430.2 million in 3Q08.

Finance costs

Our finance costs decreased by 5.7% from Baht 90.1 million in 2Q09 to Baht 85.0 million in 3Q09 and decreased by 30.4% from Baht 122.2 million in 3Q08, primarily due to the repayment of loans of THCOM which related to the IPSTAR and Thaicom 5 projects in 4Q08 and 2Q09 and the loan repayment of DTV during the 9M09.

Income tax

In 3Q09 and 2Q09, there were income tax expenses of Baht 24.4 million and Baht 117.9 million, respectively, while, in 3Q08, there were tax surplus of Baht 127.2 million, following the operating loss of satellite business.

Net results attributable to minority interests, mainly in THCOM

We recorded the gain from our subsidiaries shared to minority in the amount of Baht 31.8 million in 3Q09 and Baht 118.2 million in 2Q09, following the consolidated profit of satellite and international businesses. But, in 3Q08, we recorded the loss shared to minority in the amount of Baht 68.5 million as a result from the consolidated loss of satellite and international businesses.

Profit attributable to equity holders of the Company

As a result of the aforementioned items, our net results dropped from Baht 1,833.6 million in 2Q09 to Baht 1,578.9 million in 3Q09, but rose from Baht 1,503.7 million in 3Q08.

Nine months ended September 30, 2009 (9M09) compared to nine months ended September 30, 2008 (9M08)

Revenues

Total revenue for the nine months ended September 30, 2009 was Baht 12,470.2 million, decreased by 7.0% from Baht 13,414.5 million in 9M08. However, total revenue, excluding gain on exchange rate, decreased 9.8%, as a result of the decline of share of the net profit of AIS Group.

Revenue from sales and services slightly decreased from Baht 6,499.8 million in 9M08 to Baht 6,294.8 million in 9M09 as a result from the decrease in revenues from media & advertising and satellite businesses, although this was offset by the increase in revenues from telephone networks in foreign entities.

Revenue from the telephone networks in foreign entities, in Cambodia and Laos increased 22.2% from Baht 1,363.1 million in 9M08 to Baht 1,666.1 million in 9M09. This was primarily because of the growth of telephone subscribers in both Cambodia and Laos, especially a significant growth rate of prepaid mobile phone subscribers.

In Laos, total telephone subscribers, including mobile and fixed line, increased 32.6% from 0.89 million in 9M08 to 1.18 million in 9M09. This was primarily due to the growth of prepaid mobile market and the 3G mobile service of prepaid GSM network. However, ARPU of prepaid mobile decreased from a drop in minute of usage as, in 9M09; we have expanded its subscriber base to the people living in upcountry who have lower usage. PSTN ARPU increased 1.6%.

In Cambodia, the telephone subscribers increased 13.9% from 0.72 million in 9M08 to 0.82 million in 9M09, primarily due to the expanding its base stations to cover upcountry and main cities. ARPU decreased because of the fierce competition from the new operators.

Satellite revenue decreased from Baht 3,582.1 million in 9M08 to Baht 3,375.8 million in 9M09. This was primarily due to the drop of UT sale volume, but this was offset with the rise of bandwidth usage of IPSTAR, mainly in Australia, Indonesia, Cambodia, China, New Zealand, Vietnam and Malaysia. For the Thaicom conventional satellite business, the revenue dropped as a result from the some expired contracts with customers, also the appreciation of the Baht against the USD, even though, the there was an increase in revenue from the growth of broadcasting business and new contracts with customers.

Media and advertising revenues decreased 28.3% from Baht 1,125.8 million in 9M08 to Baht 806.9 million in 9M09, primarily due to the decrease in advertising spending of customer as a result from the recession of economic.

Others slightly increased from Baht 428.8 million in 9M08 to Baht 446.0 million in 9M09.

Share of profits of associates decreased 15.4% from Baht 6,704.3 million in 9M08 to Baht 5,737.8 million in 9M09, which was mainly contributed from AIS Group.

In 9M09, the profit of standalone AIS Group was Baht 12,949.1 million, decreased 19.0%, compared to Baht 15,988.9 million in 9M08 (the net profit did not include derivative adjustment that we adjusted to our share of profits from AIS Group result). The decrease was mainly from the one-time gain from debt haircut after the dispute settlement between DPC, a subsidiary of AIS, and DTAC in the amount of Baht 1,217 million (after tax) in 9M08. Stripping out such non-recurring item, net profit still decreased 11.3% due to the decline of voice revenue, excluding IC, and IR service revenue as a result of economic slowdown and political situation in the first half year of 2009, while non-voice had a growth from subscription to internet SIM and higher usage of mobile internet, as mentioned above.

Furthermore, the cost of service, excluding IC, rose from higher amortization as mention above. However, the selling and administrative expenses decreased from cost control policy of marketing expenses, together with lower staff costs and office expenses. For a discussion and analysis of the results of operations of AIS, please see MD&A of AIS, including the management outlook of 3G below.

Net foreign exchange gain was Baht 363.8 million in 9M09 as a result from the appreciation of the Baht against the USD but loss at Baht 92.3 million in 9M08. This can be attributed to the depreciation of the Baht against the USD.

Expenses

Total expenses decreased 4.6% from Baht 7,283.1 million in 9M08 to Baht 6,946.5 million in 9M09. However, total expenses, excluding loss on exchange rate, decreased 3.4%, as a result of the decline of administrative expenses, the impairment loss on investment in a subsidiary and cost of sales and services.

Cost of sales and services decreased 1.5% from Baht 5,077.4 million in 9M08 to Baht 4,999.5 million in 9M09, primarily due to the decrease of cost of media and advertising businesses and cost of service of satellite business, following the decrease of their revenues. Although this was offset with the increase in cost of telephone network in foreign entities businesses that rose from the depreciation of the expanded telephone network in Cambodia, and the increase in cost of IR and depreciation of the expanded telephone network in Laos.

Administrative expenses decreased from Baht 1,052.9 million in 9M08 to Baht 951.4 million in 9M09 due to the write-back of doubtful debt provision as the payment from the debtors who were once booked as a bad debt and impairment loss on investment in PSC, which was sold in April 2008, even though this was offset with the increase in staff costs and marketing expenses in Cambodia and Laos.

Impairment loss on investment in a subsidiary, in 9M08, we recorded Baht 60.1 million, an impairment loss on our investment in PSC, which was sold in April 2008.

Profit before finance costs and tax

As a result of the foregoing, the profit before finance costs and tax decreased 9.9% from Baht 6,131.4 million in 9M08 to Baht 5,523.7 million in 9M09.

Finance costs

Our finance costs decreased by 29.0% from Baht 397.0 million in 9M08 to Baht 281.8 million in 9M09 as a result from the repayment of loans of THCOM which related to the IPSTAR and Thaicom 5 projects in 4Q08 and 2Q09, together with the loan repayment of DTV in 3Q08 and in 9M09.

Income tax

In 9M09, there was an income tax expense of Baht 65.4 million, while there was a tax surplus of Baht 170.2 million in 9M08, following the operating loss of satellite business.

Net results attributable to minority interests, mainly in THCOM

We recorded the gain from our subsidiaries shared to minority in the amount of Baht 17.4 million in 9M09 as the consolidated gain of satellite and international businesses, but recorded the loss of Baht 86.5 million, following the consolidated loss of satellite and international businesses.

Profit attributable to equity holders of the Company

As a result of the aforementioned items, our net results dropped from Baht 5,991.1 million in 9M08 to Baht 5,159.1 million in 9M09.

Consolidated Balance Sheet

The following table provides the consolidated balance sheets for the period indicated. This table should be read together with the consolidated financial statements.

	As at			
	September 30, 2009		December 31, 2008	
	(in millions of Baht)		(in millions of Baht)	
Cash & cash equivalents and current investment	4,372.2	*7.2%*	4,170.5	*6.6%*
Other current assets	2,094.2	*3.5%*	2,603.8	*4.1%*
Investments in associates	28,962.2	*48.0%*	31,237.5	*49.4%*
Long-term investments	225.2	*0.4%*	25.0	-
Property and equipment, net	6,118.1	*10.1%*	5,608.2	*8.9%*
Property and equipment under operating agreements, net	15,905.6	*26.4%*	17,068.6	*27.0%*
Other non-current assets	2,641.9	*4.4%*	2,545.7	*4.0%*
Total assets	60,319.4	*100.0%*	63,259.3	*100.0%*
Total current liabilities	8,607.3	*14.3%*	7,890.9	*12.5%*
Long-term borrows	6,713.2	*11.1%*	7,726.4	*12.2%*
Other non-current liabilities	911.6	*1.5%*	1,077.0	*1.7%*
Total liabilities	16,232.1	*26.9%*	16,694.3	*26.4%*
Total shareholders' equity	44,087.3	*73.1%*	46,565.0	*73.6%*
Total liabilities and shareholders' equity	60,319.4	*100.0%*	63,259.3	*100.0%*

Assets

The cash & cash equivalents and current investment were Baht 4,372.2 million, slightly increased from December 31, 2008. The investment in associates decreased 7.3%, mainly from the decrease in investment in AIS, as a result of dividend received from AIS in the amount of Baht 7,961.4 million but offset with share of net result in 9M09. Property and equipment under operating agreements dropped 6.8% due to the depreciation and amortization of assets related to our satellite business.

Liabilities

As at September 30, 2009, the consolidated liabilities decreased 2.8% to Baht 16,232.1 million mainly due to the loan repayment of IPSTAR, Thaicom 5 project as well as expansion of telephone network in Cambodia and a loan repayment of DTV.

Shareholders' equity

The consolidated shareholders' equity decreased from December 31, 2008, due to our dividend paid Baht 7,682.5 million, but this was offset with the net profit of 9M09.

Cash Flow*

The following table summarizes our consolidated cash flows for the periods indicated:

	Nine-month ended September 30,	
	2009	2008
	(in millions of Baht)	(in millions of Baht)
Net cash provided by operating activities	1,808.1	1,354.7
Net cash provided by investing activities	6,980.9	6,393.7
Net cash used in financing activities	(8,593.6)	(9,625.5)
Net increased (decreased) in cash & cash equivalents and current investment	195.4	(1,877.1)
Cash & cash equivalents and current investment at beginning of period	4,170.5	6,446.7
Effects of exchange rate changes on balances held in foreign currencies	6.3	(2.1)
Cash & cash equivalents and current investment at end of period	4,372.2	4,567.5

*Cash Flow comprised of cash & cash equivalents and current investment

As at September 30, 2009, consolidated cash & cash equivalents and current investment were Baht 4,372.2 million, an increase of Baht 195.4 million (excluding the effects of exchange rate changes on balances held in foreign currencies) from the end of the year 2008, while the consolidated cash & cash equivalents and current investment as at 30 September 2008 had decreased by Baht 1,877.1 million since the end of 2007.

Net cash flows provided by operating activities

The consolidated cash flow provided by operating activities was Baht 1,808.1 million, an increase of 33.5% from 9M08 mainly, due to the incremental of cash received from account receivable in 9M09, even though there was an incremental of cash paid to account payable.

Net cash flows provided by investing activities

Cash received in investing activities was mainly from dividend received from AIS. In 9M09, the consolidated cash flow provided by investing activities was Baht 6,980.9 million, an increase of 9.2% from 9M08. This was because, in 9M08, there was the income tax paid from gain on sale of investment in subsidiary of THCOM of Baht 1,290.0 million. However, in 9M09, there were the increment of cash used in property and equipment and long-term investment.

Net cash flows used in financing activities

The consolidated cash flows used in financing activities was Baht 8,593.6 million decreased 10.7% from 9M08, mainly, from the decrease of dividend paid but offset with the increase in repayment of loans.

Disclaimer


AIS
With you, Always

OVERVIEW

3Q09 revenue was relatively stable compared to the last quarter from normal low season offset by continued growth in non-voice revenue and better international roaming usage. The y-o-y revenue declining trend showed an improvement, suggesting signs from economic recovery and improving consumer sentiment. Also, selective marketing campaigns relieved normal 3Q seasonal effect. Lean operation and effective cost control programs contributed to higher EBITDA margin to 45.8% from 44.8% in 2Q09 and 41.8% in 3Q08.

Strong growth on non-voice of 24% y-o-y and 9.6% q-o-q was from growing subscription and higher usage on mobile internet. Active users on mobile internet had been consecutively increasing since 2008 reaching 4.9m subscribers as of 3Q09 compared to 4.5m last year. Many marketing campaigns launched to capture the megatrend of smartphone and wireless internet dongle (USB-aircard). For example, "BlackBerry" package exclusively designed for BlackBerry users for unlimited data usage are gaining momentum among medium to high-end segment. The lower-end BlackBerry device and package will keep this momentum going into teenagers. Strong brand footprint on mobile data and reliable would be a key to gain more customers in this segment.

Cost control policy retained competitive advantage of AIS. All elements of expense were reduced to compensate economy slowdown and seasonality effect. Cash opex (including network opex, SGA, excluding amortization and depreciation) declined 13.1% y-o-y, and 5.2% q-o-q from lower maintenance and office expense. But y-o-y overall cost of services increased due to higher amortization and depreciation.

Strong free cash flow generation of Bt24.8bn for 9M09, an improvement from Bt22bn in 9M08, despite of revenue softness from economic impact, due to stringent cost control. The ability to generate strong free cash flow provides the flexibility to future cash need for 3G capex and license while remain committed to shareholders return.

*****New guidance on 3G is available on page 5*****

OPERATIONAL HIGHLIGHTS

<< Details of operational data are presented in page 7 >>

Subscriber recorded 28.3m added 380k subscribers during the quarter, compared to 320k during the previous quarter. The growth in net addition was mostly from prepaid customers particularly from the popularity of the "Boo Lim" promotion. Postpaid subscribers continued to grow with the success of "Mix & Match" promotion that harmonizes different lifestyles. On y-o-y basis, subscriber bases increased 5.6% compared to 26.8k in 3Q08.

ARPU continued to decline mainly from seasonal effect. Postpaid ARPU including net IC fell 0.8% q-o-q to Bt600 as MOU reduced 0.8% q-o-q. Prepaid ARPU including net IC fell 2.5% q-o-q to Bt191 while MOU was more stable q-o-q resulted from promotions that encouraged outgoing traffic.

__Subscriber__ reached 28.3m, mainly from prepaid customers.

__ARPU__ fell from seasonal effect.

__MOU__ subtly improved from prepaid segment due to usage-stimulus promotion.

FINANCIAL RESULTS

Service revenue excluding IC (Bt million)	3Q08		2Q09		3Q09		y-o-y	q-o-q
Voice revenue	15,831	76.6%	15,244	76.5%	14,868	74.9%	-6.1%	-2.5%
Postpaid (voice)	3,728	18.0%	3,650	18.3%	3,600	18.1%	-3.4%	-1.4%
Prepaid (voice)	12,103	58.6%	11,593	58.2%	11,268	56.7%	-6.9%	-2.8%
Non-voice revenue	2,785	13.5%	3,151	15.8%	3,455	17.4%	24.1%	9.6%
International roaming	919	4.4%	547	2.7%	571	2.9%	-37.9%	4.4%
Others (IDD, other fees)	1,130	5.5%	990	5.0%	970	4.9%	-14.2%	-2.0%
Total service revenue excl. IC	**20,665**	**100.0%**	**19,932**	**100.0%**	**19,863**	**100.0%**	**-3.9%**	**-0.3%**

__Service revenue excluded IC__ fell 3.9% y-o-y, a recovery from 5.4% y-o-y drop in 2Q09.

__EBITDA__ declined 0.5% y-o-y from lower revenue but improved 1.3% q-o-q from cost control policy.

__Net profit__ of Bt4,184m in 3Q09 fell 7.7% y-o-y from higher depreciation & amortization

Service revenue exclude IC revenue declined 0.3% q-o-q mostly from the rainy and agricultural harvesting season in Thailand while growth on non-voice relieved the seasonality impact. On y-o-y basis, the service revenue excluded IC declined 3.9% due to economic slowdown. The y-o-y drop picked up from the 2Q09 which dropped 5.4% showing signs of slight demand recovery and improving sentiment. For 9M09, service revenue excl. IC declined 4.4% y-o-y as a consequence of economic slowdown and political situation in the first half of 2009.

Non-voice revenue had a substantial growth of 9.6% q-o-q and 24.1% y-o-y. The growth was mainly from higher usage of mobile internet and growing subscription to internet SIM, GPRS/EDGE package and BlackBerry . SMS and other value added services also grew q-o-q. On y-o-y basis, nearly all segments of non-voice revenue grew. For 9M09, total non-voice revenue increased 20.2% compared to the last year. Interestingly, subscription of data package promotion increase month over month reflecting smartphone trend and potential of upcoming 3G. Internet SIM and data card are becoming popular in mobility trend.


AIS
With you, Always

Voice revenue declined 2.5% q-o-q on seasonal effect. Prepaid revenue declined 2.8% q-o-q while postpaid declined 1.4% q-o-q.

International Roaming revenue (IR) improved 4.4% q-o-q due to a weak performance in the last quarter given the abnormal political situation and H1N1 epidemic. IR revenue still declined 37.9% y-o-y from global economic slowdown. For 9M09, IR revenue declined 35.4% compared to last year.

Other revenue declined 2.2% q-o-q and 14.2% y-o-y mainly from **international call (IDD)** revenue which was impacted by the low tourism season and competitive market environment.

Net interconnection (IC) was lower q-o-q with net receipt of Bt239m compared to Bt319m in 2Q09. The lower net IC mainly came from promotion campaign which offered attractive rate for off-net tariff to encourage overall customer's usage.

Interconnection (Bt million)	3Q08	2Q09	3Q09	y-o-y	q-o-q
Revenue	3,958	3,621	3,517	-11.1%	-2.9%
Cost	3,749	3,302	3,278	-12.6%	-0.7%
Net Interconnection	209	319	239	14.5%	-25.1
Cost of service excl.IC (Bt million)					
Amortization	4,523	4,733	4,869	7.7%	2.9%
Base station rental & utility	622	679	662	6.4%	-2.5%
Maintenance	500	350	328	-34.5%	-6.5%
Others	954	957	822	-13.9%	-14.1
Cost of service excl. IC	6,599	6,719	6,681	1.2%	-0.6%
SG&A (Bt million)					
Marketing expense	769	658	612	-20.4%	-6.9%
Administrative expense	1,926	1,729	1,727	-10.4%	-0.1%
SG&A expenses	2,696	2,387	2,339	-13.2%	-2.0%
%marketing to total revenue	2.8%	2.6%	2.5%		
%bad debt to postpaid revenue	2.2%	3.9%	4.0%		
%SG&A to total revenue	9.8%	9.5%	9.4%		
EBITDA (Bt million)					
Operating profit	**6,765**	**6,342**	**6,334**	**-6.4%**	**-0.1**
Depreciation PPE	763	836	842		
Network amortization	3,999	4,146	4,286		
Gain (loss) on disposals of PPE	8	0	0		
Management benefit	-23	-16	-16		
Other financial cost	-16	-18	-13		
EBITDA	**11,495**	**11,289**	**11,432**	**-0.5%**	**1.3%**
EBITDA margin	41.8%	44.8%	45.8%		
Financial Cost					
Interest expenses	417	478	460	10.2%	-3.9%
Other financial costs	16	18	13	-20.3%	-29.5
Financial cost	433	497	473	9.1%	-4.9%
Consolidated (Bt million)					
Net income	4,533	4,197	4,184	-7.7%	-0.3%

Sales revenues, representing 6.4% portion of total revenue, declined 3.3% q-o-q and 45.3% y-o-y as consumer demand for handset remained soft following economic slowdown and high market competition from house-brand. **Sales margin** improved to 8.2% compared to 2.7% in 2Q09 and 6.0% in 3Q08. Inventory control policy helped better sales margin.

Cost of service excluding IC cost decreased 0.6% q-o-q from cost control program. However, the cost of service exclude IC increased 1.2% y-o-y from higher amortization due to shorten period of BTO contract. On q-o-q basis, base station rental & utility, network maintenance and other expenses decreased 2.5%, 6.5% and 14.1% respectively. Maintenance expense heavily reduced 34.5% y-o-y. Only amortization expense increased 2.9% q-o-q and 7.7% y-o-y. For 9M09, cost of service exclude IC increased 3.3% y-o-y from higher amortization. Without amortization, cost of service exclude IC reduced 4.4% y-o-y due to lower maintenance expense and cost of refill cards as prepaid refill transaction has been moved toward refill-on-mobile.

Revenue sharing expense increased 0.7% q-o-q but declined 2.2% y-o-y.

Marketing expense declined 6.9% q-o-q and 20.4% y-o-y under cost control policy. For 9M09, Marketing spending declined 9.8% y-o-y, representing 2.3% to total revenue.

Administrative expense was relatively stable q-o-q but significantly decreased 10.4% y-o-y as a result of lower staff cost and cost cutting on various office expenses. **Bad debt provision** was near the same level at 4.0% of postpaid revenue. For 9M09, administrative expense declined 8.1% from lower staff cost and office expenses.

Other income was Bt136m, slightly declined 0.9% q-o-q. On y-o-y basis, other income fell from Bt183m in 3Q08 mainly from lower interest income.

EBITDA was Bt11,432m, increased 1.3% q-o-q but lower 0.5% y-o-y following the decrease in revenue. Major contribution to EBITDA improvement was the cost control program which reduced cost of service excluded IC down 0.6% and SG&A down 2.0% q-o-q. EBITDA margin in 3Q09 was 45.8% increased from 44.8% in 2Q09 and 41.8% in 3Q08. For 9M09, EBITDA was Bt34,373m, declined 4.0% from previous year due to 5.7% decline in service revenue partly offset by cost reduction 18.3% on network maintenance, 8.5% on SG&A and lower cost of refill cards. EBITDA margin for 9M09 was 45.0%, up from 42.4% in 9M08.

Financial cost declined 4.9% q-o-q but increased 9.1% y-o-y from higher outstanding debt of Bt36bn in 3Q09 compared to Bt32.5bn in 3Q08.

Net profit for 3Q09 was Bt4,184m, fell 0.3% q-o-q from higher amortization and interest expense. On y-o-y basis net profit declined 7.7% due to economic downturn. For 9M09, recurring net profit was Bt12,949m, declined 12.4% from 9M08.


AIS
With you, Always

Balance sheet structure

Total asset declined 6.1% q-o-q to Bt123,679m in 3Q09 from Bt131,698m in 2Q09 as cash declined to Bt21,798m from dividend payment and repayment of debentures. Also, network, property and equipment declined 3.9% q-o-q as the amortization of assets was greater than new capex.

Liquidity slightly improved as current ratio stood at 1.66 increased from 1.61 in previous quarter. Both current asset and current liability decreased as company used cash to repay debt. Inventory continued to decline from previous quarter due to continued destocking of handsets.

Debentures and loans declined to Bt35,887m from Bt39,317m in 2Q09 due to Bt3,427m repayment of debenture during the period. Average cost of debt was 4.8% with all foreign debt fully hedged.

Capital structure remained strong with net debt to equity of 21%. Total liability to equity was flat at 82% compared to previous quarter. Lower equity base was due to dividend payment while liabilities decreased from repayment of debentures during the period.

Bt million	1Q09	2Q09	3Q09
Debt ratio	43%	45%	45%
Net debt to equity	12%	16%	21%
Total liabilities to equity	76%	82%	82%

Unit: million	End of 3Q09	Repayment 4Q09	2010	2011	2012	2013	2014
Long term loan(1)	16,415	247	493	9,978	493	493	2,939
Debenture(2)	19,472	-	-	4,000	5,000	8,000	2,500
Total debt	35,887	247	493	13,979	5,494	8,494	5,439

(1) includes swap contract; (2) includes bond issuing cost

Bt million	2Q09	%to total asset	3Q09	%to total asset
Cash	27,368	20.8%	21,798	17.6%
ST investment	34	0.0%	84	0.1%
Trade receivable	5,479	4.2%	4,825	3.9%
Inventory	907	0.7%	740	0.6%
Other	2,374	1.8%	3,200	2.6%
Current Asset	**36,162**	**27.5%**	**30,647**	**24.8%**
Networks and PPE	76,899	58.4%	73,919	59.8%
Intangible asset	6,437	4.9%	6,392	5.2%
Defer tax asset	9,940	7.5%	9,950	8.0%
Others	2,260	1.7%	2,771	2.2%
Total Assets	**131,698**	**100.0%**	**123,679**	**100.0%**
Trade accounts payable	3,990	3.0%	3,275	2.6%
CP of LT loans	3,923	3.0%	498	0.4%
Accrued R/S expense	5,166	3.9%	6,240	5.0%
Others	9,371	7.1%	8,414	6.8%
Current Liabilities	**22,450**	**17.0%**	**18,428**	**14.9%**
Total interest-bearing debt	39,317	29.9%	35,887	29.0%
Total Liabilities	**59,203**	**45.0%**	**55,659**	**45.0%**
Total Equity	72,495	55.0%	68,021	55.0%

Cash Flow

Cash flow position remained strong to supported both CAPEX and debt repayment. For 9M09, the Company generated operating cash flow before change in working capital of Bt35.3bn, a level that is sufficient for capex, debt repayment, and dividend payment. Despite of sufficient cash, additional Bt8.5bn debt was raised mainly from the issuance of Bt7.5bn debenture during 1Q09 to provide flexibility for future funding needs during the economic downturn and to be prepared for upcoming 3G license bidding. Free cash flow for 9M09 was Bt24.8bn compared to Bt22.4bn for 9M08.

Source and use of fund: 9M09

9M09 — Bt. Million

Source of Fund		Use of Fund	
Operating CF before change in working capital	35,303	CAPEX & Fixed assets	8,326
Proceed from LT borrowing	8,535	Dividend payment	18,664
Interest received	236	Finance cost paid	1,477
Disposal of property and equipment	15	Investment	5
Share capital and share premium	292	Cash increase	6,797
		Repayment of LT borrowing	6,949
		Changes in working capital	2,159
Total	**44,381**	**Total**	**44,381**


AIS
With you, Always

FY2009 MANAGEMENT OUTLOOK & STRATEGY

Market subscriber forecast	5m net additions for the market
Market share	Maintain revenue market share
Free cash flow	+15% y-o-y
Service revenue	-3% to 0% service revenue growth
Marketing expense	3% of total revenue (equivalent to 3.5% of total revenue excluding IC)
Network amortization	7-8% rise (network amortization and depreciation as booked under cost of service only, exclude PPE depreciation in SGA, and amortization of operation right)
EBITDA margin	41-42%
Capex	Bt11bn cash capex (including 3G on 900MHz)
Net IC revenue	Bt400-700m

9M09 financial performance was still behind from the last year. The 4Q09 will expect to encounter the situation by normal high season and resumed confident of consumers from economic depression. Service revenue growth (excluding interconnection revenue) for FY09 is expected to be in the range of -3% to 0%. Voice usage, the largest contributor to revenue, is expected to remain weak with slower recovery while stable competition continued. Although international roaming and international call were significantly impacted by the decrease in tourist arrivals due to low tourism season in 3Q09 and unusual situation in 1H09, high tourism season in 4Q09 will get international roaming and international call back. International roaming revenue is expected to decline 30% y-o-y. Data revenue remained healthy and was in-line with our expectation; its growth target is maintained at 10-15%. Non-voice service especially mobile internet and contents are focused as potential revenue growth to compensate the voice revenue stagnant. In response to virtual social network trend, variety of AIS's activities and contents will capture this high potential demand. Prospect growth in the Blackberry and mobile internet trend connected with high data usage is another value driver. Renowned AIS strong and reliable data network would gain more customers in this segment.

Despite the lower revenue growth forecast, company expects to grow free cash flow by 15% y-o-y with cost efficiency program being implemented on both operating expense and capital expenditure. Consolidated EBITDA margin is expected at 41-42% albeit the lower revenue forecast due to (1) the forecasted lower proportion of revenue from handset business which usually erode consolidated margin, (2) lower gross interconnection revenue while net interconnection receipt is expected to be similar to FY08, and (3) operational cost saving on network maintenance, lower cost of refill cards as company is pushing on refill-on-mobile, as well as lower staff cost and administrative expenses. With slower demand forecast and continued stable outlook on competition, capex is revised down to Bt11bn from the previous Bt13-15bn. The cost management on both opex and capex is targeted to enhance the company's ability to deliver strong free cash flow and hence consistent return to shareholders with an expected growth on FCF of 15% y-o-y.

Handset sales is expected to decline significantly from weak consumer spending as well as the change in Nokia's distribution policy starting from February which limited sales for company's distribution arm to only Bangkok area. Handset business this year is expected to contribute near-zero gross margin in a short run. In addition, we have been maintaining a conservative inventory provisioning policy. Despite the short-term negative impact and potential smaller scale of business, it remains as a vital part to support overall strategy for AIS on growing mobile service and to support the future launch of 3G service.

The mobile penetration in 2H09 is expected to grow over 100% with organic demand continues from upcountry market that contributes lower ARPU. AIS's strength in rural network coverage, premium quality and distinctive brand presence will be the key to win in these markets and will serve the aim to maintain overall revenue market share. During the economy slowdown, competition outlook remains benign while mobile operators shift the focus to retaining usage from existing subscriber as well as quality customer and loyalty program rather than aggressive acquisition which would drive further multiple SIMs.

3G license will be the key milestone this year as AIS is working closely on all fronts to ensure highest possibility of attaining the new license which will allow all industry players to operate at more level-playing field under a fair cost structure. AIS expects NTC to auction 2.1GHz spectrum in 1Q10. Operationally, AIS has been preparing for readiness to ensure the shortest launch time for commercial service. Financially, AIS is also well-shaped to support the funding needs, partly reflected in the success of debenture issuance in Jan-09. While macro environment post a significant challenge this year, the operational large-scale advantage and solid financial strength will support AIS's flexibility to grow amidst this tough year.


AIS
With you, Always

MANAGEMENT OUTLOOK & STRATEGY FOR 3G SCENARIO

Market growth	Mobile penetration to reach 120% in 3 years Wireless broadband penetration of 7-10% in 3 years
Service revenue excl. IC	3-year CAGR of 3%
Capex	Bt50bn total capex on both 3G & 2G over 3 years (10% of 50bn will be on 2G)
Amortization period	Average 7 years for 3G assets
EBITDA margin	42-43% over the next 3 years
Capital structure	Net debt to EBITDA of 0.55x

Market Perspective

Mobile subscriber penetration is expected to reach 120% in the next three years contributed by continued organic growth from rural markets and multiple SIMs. Mobile service revenue is expected to have 3-year CAGR of 3% with declining voice revenue in low-single digits offset by double-digit growth in mobile data and wireless broadband. The declining voice revenue takes in the view that competition in the saturated market will pressure down revenue per minute.

Mobile data contribution will continue to grow as consumer lifestyle is moving toward online/mobile access, most of the growth coming from non-messaging applications. Wireless broadband market is in an infant stage; its penetration is expected to reach 7-10% in three years or approximately 4-7 million wireless broadband subscribers. The wireless broadband growth in Thailand will be pushed by the limited fixed broadband availability while the current 13.5m internet users are depending on dial-up access, internet café, and office/school connection.

3G subscription in the first year is targeting technology-savvy customers, those who already owned 3G handsets and are within 3G coverage. Following aggressive network rollout in year 2-3, majority of subscribers are expected to move to 3G with cheaper 3G handsets and substantial coverage of 3G.

Network investment and opex

To capture 3G growth, total capex will be 50bn over the next three years, of which 10% will be required to maintain 2G network. Network rollout plan will include new sites for 3G, increased transmissions on fibre optics, investment on switching facilities and IT-related equipments. The 3G capex will allow the company to achieve network coverage requirement from NTC ie 50% of population coverage in 2 years and 80% in 4 years. 3G network rollout will be targeted as a stand-alone network infrastructure; however in short-term, certain parts of network ie transmission, towers, and site co-location will rely on renting capacity from 2G network. The rental charges will be subjected to revenue share stipulated under the BTO contract. In addition, to facilitate seamless roaming for 3G subscribers when residing outside 3G coverage, there will be a standard commercial roaming agreement between 3G and 2G. The roaming charges are subjected to revenue sharing as stated in BTO contract.

Cash opex including network operating expense and SGA will be higher during the three years. Coverage expansion and the increased number of cell sites of 3G will drive up cost of maintenance, utility, site rental and other network-related expenses. New brand for 3G and its marketing campaigns will lift marketing spending to 4-5% of total revenue from current level 3%. These cost increase will partially be offset by lower regulatory fee from 3G subscribers, hence EBITDA margin is expected to be in the range of 42-43% during the year 1-3 of 3G launch.

Cash flow and capital structure

Long-term focus of the company is to generate growth and sustainability of its free cash flow, hence long-term commitment to shareholders value. 3G will bring in cash flow growth over the medium to long term as cost structure shifts toward lower regulatory fee and potential growth on mobile data and wireless broadband show its significance in revenue and EBITDA generation. Over the long-term, net debt to EBITDA is expected to be 0.55x to support potential higher capex and the short-term pressure to operating cash flow. The increased gearing will also support company to keep its commitment to shareholders return.


AIS
With you, Always

FINANCIAL SUMMARY

P&L summary	3Q08	2Q09	3Q09	y-o-y	q-o-q
Service revenue	24,623	23,553	23,381	-5.0%	-0.7%
Sales revenue	2,905	1,644	1,590	-45.3%	-3.3%
Total revenue	**27,528**	**25,197**	**24,970**	**-9.3%**	**-0.9%**
Cost of service	(10,348)	(10,020)	(9,958)	-3.8%	-0.6%
Revenue sharing	(4,990)	(4,849)	(4,881)	-2.2%	0.7%
Cost of Sales	(2,730)	(1,599)	(1,459)	-46.6%	-8.8%
Gross Profit	**9,461**	**8,729**	**8,673**	**-8.3%**	**-0.6%**
SG&A	(2,696)	(2,387)	(2,339)	-13.2%	-2.0%
EBITDA	**11,495**	**11,289**	**11,432**	**-0.5%**	**1.3%**
EBT	6,469	6,007	5,991	-7.4%	-0.3%
Net Income	**4,533**	**4,197**	**4,184**	**-7.7%**	**-0.3%**

P&L summary	9M08	9M09	y-o-y
Service revenue	75,509	71,200	-5.7%
Sales revenue	9,012	5,267	-41.6%
Total revenue	**84,521**	**76,468**	**-9.5%**
Cost of service	(31,339)	(30,044)	-4.1%
Revenue sharing	(15,197)	(14,712)	-3.2%
Cost of Sales	(8,336)	(5,046)	-39.5%
Gross Profit	**29,649**	**26,666**	**-10.1%**
SG&A	(7,806)	(7,141)	-8.5%
EBITDA	**35,820**	**34,373**	**-4.0%**
EBT	22,728	18,528	-18.5%
Net Income	**15,989**	**12,949**	**-19.0%**

Breakdown – Service revenue	1Q07	2Q07	3Q07	4Q07	1Q08	2Q08	3Q08	4Q08	1Q09	2Q09	3Q09
Postpaid – voice	23.5%	23.5%	21.5%	19.3%	17.7%	18.3%	18.0%	18.5%	17.9%	18.3%	18.1%
Prepaid – voice	56.3%	57.6%	59.1%	59.5%	58.5%	59.1%	58.6%	57.9%	57.2%	58.2%	56.7%
Postpaid – data	4.6%	4.3%	4.5%	4.8%	5.2%	4.9%	5.4%	6.3%	6.8%	6.7%	7.6%
Prepaid – data	6.3%	6.2%	6.6%	6.9%	7.3%	7.7%	8.1%	8.2%	8.6%	9.1%	9.7%
International roaming	5.2%	4.2%	4.4%	5.1%	5.4%	4.5%	4.4%	3.4%	4.0%	2.7%	2.9%
Others (IDD, other fees)	4.1%	4.2%	3.9%	4.4%	5.9%	5.5%	5.5%	5.7%	5.5%	5.0%	4.9%
Sales revenue											
Handset	93.7%	93.4%	94.7%	95.2%	95.0%	95.8%	95.9%	94.5%	94.0%	92.3%	91.0%
SIM	6.3%	6.6%	5.3%	4.8%	5.0%	4.2%	4.1%	5.5%	6.0%	7.7%	9.0%
Breakdown – Cost of service											
Amortisation	67.3%	68.4%	68.7%	69.2%	68.8%	69.0%	68.5%	68.8%	69.4%	70.5%	72.9%
Base station	9.6%	9.8%	9.3%	9.2%	9.6%	9.8%	9.4%	9.7%	9.8%	10.1%	9.9%
Maintenance	8.0%	7.3%	7.8%	7.6%	6.7%	6.7%	7.6%	7.0%	6.5%	5.2%	4.9%
Others	15.1%	14.5%	14.2%	14.0%	14.9%	14.5%	14.5%	14.5%	14.3%	14.2%	12.3%
Cost of sales											
Handset	98.2%	97.1%	96.9%	97.6%	97.6%	97.2%	97.5%	96.2%	96.6%	96.0%	96.6%
SIM	1.8%	2.9%	3.1%	2.4%	2.4%	2.8%	2.5%	3.8%	3.4%	4.0%	3.4%

Balance Sheet summary	3Q08	2Q09	3Q09
Current Assets	23,534	36,162	30,647
Fixed Assets	82,119	76,899	73,919
Total Assets	127,227	131,698	123,679
Total Liabilities	54,199	59,203	55,659
Retained Earnings	47,334	46,745	42,040
Total Equities	73,029	72,495	68,021

Key Ratios	3Q08	2Q09	3Q09
EBITDA Margin	41.8%	44.8%	45.8%
Interest Coverage (x)	16.2	13.3	13.8
DSCR (x)	3.8	5.4	13.7
Net Debt / EBITDA (x)	0.42	0.26	0.31
Net debt to Equity (x)	0.26	0.16	0.21
Total Liabilities to Equity (x)	0.74	0.82	0.82
Free cash flow to EV (%)	8.2%	10.7%	10.3%
ROE (%)	24.1%	23.2%	24.6%


AIS
With you, Always

OPERATIONAL DATA

Subscribers	1Q08	2Q08	3Q08	4Q08	1Q09	2Q09	3Q09
GSM Advance	2,243,100	2,260,300	2,410,400	2,534,200	2,586,300	2,672,200	2,755,600
GSM 1800	81,400	79,700	78,600	77,800	76,900	78,300	79,000
Postpaid	2,324,500	2,340,000	2,489,000	2,612,000	2,663,200	2,750,500	2,834,600
Prepaid	22,762,800	23,624,700	24,285,600	24,698,200	24,918,600	25,151,500	25,447,700
Total subscribers	25,087,300	25,964,700	26,774,600	27,310,200	27,581,800	27,902,000	28,282,300
Net additions							
Postpaid	38,600	15,500	149,000	123,000	51,200	87,300	84,100
Prepaid	943,300	861,900	660,900	412,600	220,400	232,900	296,200
Total net additions	981,900	877,400	809,900	535,600	271,600	320,200	380,300
Churn rate (%)							
Postpaid	1.9%	1.9%	1.7%	2.0%	2.0%	2.0%	2.2%
Prepaid	4.4%	4.5%	5.1%	5.2%	4.8%	4.9%	5.0%
Blended	4.2%	4.3%	4.8%	4.9%	4.6%	4.7%	4.8%
Subscriber market share							
Postpaid	41%	41%	41%	40%	41%	41%	n/a
Prepaid	46%	46%	45%	45%	44%	44%	n/a
Total	46%	45%	45%	44%	44%	44%	n/a
ARPU excl. IC (Bt)							
GSM Advance	757	743	711	695	678	645	641
GSM 1800	729	713	676	666	636	631	622
Postpaid	756	742	709	695	677	645	640
Prepaid	231	218	206	193	195	188	184
Blended	280	266	252	241	241	232	229
ARPU incl. net IC (Bt)							
GSM Advance	707	688	661	647	634	605	600
GSM 1800	729	692	657	649	620	615	605
Postpaid	708	688	661	647	634	605	600
Prepaid	237	224	214	203	203	196	191
Blended	282	267	255	245	244	236	232
MOU (minutes: billable outgoing only)							
GSM Advance	594	574	550	546	533	529	522
GSM 1800	476	472	473	487	480	470	469
Postpaid	589	570	548	544	531	527	521
Prepaid	260	266	262	242	243	239	240
Blended	290	294	288	270	271	267	268
Traffic							
% outgoing to total minute	48%	49%	49%	49%	48%	48%	48%
% on-net to total outgoing minute	71%	73%	75%	76%	77%	78%	79%


AIS
With you, Always

QUARTERLY REVIEW OF TARIFF PLANS

Prepaid plans

Freedom SIM	▪ SIM price: Bt99, validity: Bt200 for 30 days ▪ Subscriber can choose only 1 out of 4 options: 1. Boo Lim Make a call at normal rate, when call reach bt5/day get half rate for next call within that day; Call within AIS network: Bt0.54/minute (from normal rate at bt1.07/minute) Call to other networks: Bt0.81/minute (from normal rate at bt1.61/minute) 2. **All Day All Night** Call with in AIS: Bt2.14 on the first minute, Bt0.27/minute thereafter Call to other networks: Bt1.07/minute 3. **12Hrs Super Save** Call within AIS between 10pm-10am: Bt0.16/minute Call within AIS between 10am-10pm and other networks: Bt1.07/minute 4. **X2 Super Save** Call within AIS between 11pm-5pm: Bt0.59/minute, Call within AIS between 5pm-11pm and other networks: Bt1.07/minute
Hero	▪ Monthly fee: Bt30 for 30 days validity, Call to all network: bt3 for the first five minutes (bt3 for 1st minute, 2nd to 5th minute are free), bt1 per minute thereafter
Get Jobs	▪ Monthly fee: Bt59, validity: Bt300 for 30 days ▪ Call within AIS between 11pm-5pm: Bt1.50/call, Call within AIS between 5pm-11pm and call to other networks: Bt3 for the first minute, Bt0.50/minute thereafter
2 Friends	▪ Validity: Bt300 for 30 days **For on-net** ▪ Call to 2 AIS numbers: Bt0.35/minute, ▪ Others: Bt1.50/minute **For off-net** ▪ Bt1.75/minute
5 Friends	▪ Validity: Bt300 for 30 days **For on-net** ▪ Call to 5 AIS numbers: Bt0.50/minute, ▪ Others: Bt1.50/minute **For off-net** ▪ Bt1.75/minute
Call in Gang	▪ Validity: Bt300 for 30 days **For on-net** ▪ Call to numbers using promotion "Call in Gang" Bt1 for first minute, Bt0.50/minute thereafter ▪ Others: Bt1.50/minute **For off-net** ▪ Bt1.75/minute
BlackBerry (on top package)	▪ Fee: Bt30/Bt650 ▪ Free Unlimited GPRS 1 day/30 days

Postpaid plans

Basic 200/400/600	▪ Monthly fee: Bt200/400/600 ▪ Free call 200/400/600 minutes, Bt.1.50/minute to all networks
NET SIM 99/199/350/500/999	▪ Monthly fee: Bt99/199/350/500/900 ▪ Free GPRS 30/60/100/250/Unlimited Hrs., Bt1/minute for exceed minutes ▪ Call charge Bt1.25/minute
BlackBerry (on top package)	▪ Monthly fee: Bt400/650 ▪ Free GPRS 10MB/unlimited, Bt0.1 for exceed MB


AIS
With you, Always

ARPU DEFINITION

In accordance with the international practice, we have adjusted ARPU disclosure to better reflect all revenues generated from the mobile network. We believe the new definition should provide a more transparent representation of our reported service revenue and maintain the conservative approach of recognizing revenue on the net basis. The revenue items included in the calculation of ARPU figures are based on consolidated revenue according to the Thai accounting standard. The ARPU definition is outlined accordingly.

	ARPU exclude IC	ARPU include IC
Definition	Consolidated service revenue exclude international call revenue from AIN and interconnection revenue divided by average of subscribers at the beginning and ending period. = Service revenue - AIN revenue - Gross IC revenue (beg.sub + end.sub) / 2	Consolidated service revenue exclude international call revenue from AIN divided by average of subscribers at the beginning and ending period. = Service revenue - AIN revenue - Gross IC revenue + Net IC revenue (beg.sub + end.sub) / 2
Revenue composition	☑ Voice ☑ Value-added service (call management, SMS, MMS, data) ☑ International roaming ☑ International call via CAT, TOT ☑ Others ☐ Net interconnection revenue ☐ International call via AIN (AIS subsidiary) All categories are net of third-party sharing and commission	☑ Voice ☑ Value-added service (call management, SMS, MMS, data) ☑ International roaming ☑ International call via CAT, TOT ☑ Others ☑ Net interconnection revenue ☐ International call via AIN (AIS subsidiary) All categories are net of third-party sharing and commission

From 1Q08 onward, disclosure of ARPU is based on new definition (net all-in) only. Disclosure of "ARPU net voice + value-added service" is discontinued

Glossary of terms and definitions

Operational data

Subscriber	Number of registered SIM at ending period whose status is not defined as churn
Postpaid churn	Subscribers whose payment status is overdue more than 45 days from due date
Prepaid churn	Subscribers who do not make a refill within 37 days after validity expires
Net additions	Change of number of subscribers and ending period from the beginning period
ARPU excl. IC	Consolidated service revenue exclude international call revenue from AIN divided by average of subscriber at the beginning and ending period. It includes voice revenue, value-added services, international roaming, international call and other revenues such as national roaming, broadband and transmission
ARPU incl. IC	Including net interconnection (IC revenue – IC cost)
MOU	Number of billed outgoing minutes generated from voice call including international call usage and SMS divided by average subscriber
Churn rate	Number of subscriber disconnections in the period divided by the sum of gross new subscribers in the period and the subscribers at the beginning period
Non-voice (data)	Includes all non-voice services e.g. SMS, MMS, GPRS, ring-back tone, infotainment and data transmission; exclude call management service e.g. call forward, conference call, call divert

Financial data

EBITDA margin	Operating profit before depreciation, amortization, and allowance for impairment as a percentage to total revenue
Interest Coverage	Operating profit for the period divided by Interest expense for the period
DSCR	Debt service coverage ratio calculated from EBITDA after tax divided by repayment of short-term borrowings and current portion of long-term borrowings and debentures and interest paid for the period
Net Debt / EBITDA	Short-term and long-term interest-bearing debts minus cash divided by EBITDA
Net Debt / Equity	Short-term and long-term interest-bearing debts minus cash divided by total shareholder's equity at ending period
Interest-bearing Debt to Equity	Short-term and long-term interest-bearing debts divided by total shareholder's equity at ending period
Total Liabilities to Equity	Total liabilities at ending period divided by total shareholder's equity at ending period
Debt Ratio	Total liabilities at ending period divided by total assets at ending period
Free cash flow to EV	(EBITDA – capex – tax) / (market capitalization + book value of net debt)

Shin Corporation Public Company Limited and its Subsidiaries

Interim financial statements
and
Review Report of Certified Public Accountant

For the three-month and nine-month periods ended
30 September 2009



KPMG Phoomchai Audit Ltd.
Empire Tower, 50th-51st Floors
195 South Sathorn Road
Bangkok 10120, Thailand

บริษัท เคพีเอ็มจี ภูมิไชย สอบบัญชี จำกัด
ชั้น 50-51 เอ็มไพร์ทาวเวอร์
195 ถนนสาทรใต้
กรุงเทพฯ 10120

Tel : 66 (2) 677 2000
Fax: 66 (2) 677 2222
www.kpmg.co.th

Review Report of Certified Public Accountant

To the Board of Directors of Shin Corporation Public Company Limited

I have reviewed the accompanying consolidated and separate balance sheets as at 30 September 2009, and the related statements of income for the three-month and nine-month periods ended 30 September 2009 and 2008, and the related statements of changes in equity and cash flows for the nine-month period ended 30 September 2009 and 2008 of Shin Corporation Public Company Limited and its subsidiaries, and of Shin Corporation Public Company Limited, respectively. The Company's management is responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with the auditing standard on review engagements. This Standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. I have not performed an audit and, accordingly, I do not express an audit opinion on the reviewed financial statements.

Based on my reviews, nothing has come to my attention that causes me to believe that the financial statements referred to above are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

As mentioned in notes 2 (b) and 12 (d) to the financial statements as at 30 September 2009, ITV Public Company Limited ("ITV")'s current liabilities exceed its current assets by an amount of Baht 2,927 million and there is a deficit in excess of the share capital of an amount of Baht 2,927 million and ITV's Television Broadcasting Station under a UHF Radio-Television Broadcasting Agreement ("Operating Agreement") was revoked by the Office of the Permanent Secretary of the Office of the Prime Minister ("PMO") as ITV did not pay the unpaid operating fee totaling Baht 2,210 million and the interest on the total unpaid operating fee at 15% per annum including the penalty arising from the alteration of television programming of Baht 97,760 million and adjust television programs fee. Subsequently, ITV ceased its operations and delivered their assets under the operating agreement to PMO. ITV has filed statements of claim regarding the unpaid operating fees totaling Baht 2,210 million plus the interest and adjust television programs fee to the arbitration process. These events indicate a material uncertainty which may cast significant doubt on ITV's ability to continue as a going concern.



I have previously audited the consolidated and separate financial statements for the year ended 31 December 2008 of Shin Corporation Public Company Limited and its subsidiaries, and of Shin Corporation Public Company Limited, respectively, in accordance with generally accepted auditing standards and expressed an unqualified opinion on those financial statements in my report dated 20 February 2009. However, I drew attention to the fact that PMO had revoked the Operating Agreement of ITV as described in note 2(b) - first paragraph to the financial statements. I have not performed any auditing procedures since that date. The consolidated and separate balance sheets as at 31 December 2008, which are included in the accompanying financial statements for comparative purposes, are components of those financial statements.

(Winid Silamongkol)
Certified Public Accountant
Registration No. 3378

KPMG Phoomchai Audit Ltd.
Bangkok
13 November 2009

Shin Corporation Public Company Limited and its Subsidiaries

Balance sheets

As at 30 September 2009 and 31 December 2008

		Consolidated financial statements		Separate financial statements	
Assets	*Note*	30 September 2009 (Unaudited)	31 December 2008	30 September 2009 (Unaudited)	31 December 2008
		(in thousand Baht)			
Current assets					
Cash and cash equivalents		2,500,141	2,728,060	970,384	791,864
Current investments		1,872,126	1,442,364	685,921	934,640
Trade accounts, notes receivable and accrued income, net	*4*	1,102,658	1,487,435	-	-
Amounts due from, advances and loans to related parties	*3*	1,458	70,879	18,000	-
Inventories, net		406,257	545,077	-	-
Other current assets		583,811	500,531	22,211	17,886
Total current assets		**6,466,451**	**6,774,346**	**1,696,516**	**1,744,390**
Non-current assets					
Investments in subsidiaries, associates and jointly-controlled entities, net	*5*	28,962,166	31,237,537	12,502,396	12,502,396
Long-term investments		225,174	25,000	225,174	25,000
Property and equipment, net	*6*	6,118,158	5,608,173	31,822	40,452
Property and equipment under operating agreements, net	*6*	15,905,653	17,068,637	-	-
Intangible assets, net	*6*	1,410,121	1,412,506	9,713	11,515
Deferred tax assets		603,993	569,776	-	-
Other non-current assets		627,749	563,359	5,285	6,236
Total non-current assets		**53,853,014**	**56,484,988**	**12,774,390**	**12,585,599**
Total assets		**60,319,465**	**63,259,334**	**14,470,906**	**14,329,989**


SHIN
CORPORATION
COMPANY LIMITED

The accompanying notes are an integral part of these financial statements.

Shin Corporation Public Company Limited and its Subsidiaries

Balance sheets

As at 30 September 2009 and 31 December 2008

		Consolidated financial statements		Separate financial statements	
Liabilities and equity	*Note*	30 September 2009 (Unaudited)	31 December 2008	30 September 2009 (Unaudited)	31 December 2008
		(in thousand Baht)			
Current liabilities					
Bank overdrafts and short-term loans from financial institutions	7	21,877	296,202	-	-
Trade accounts and notes payable		570,035	960,819	840	840
Accounts payable - property and equipment		231,937	215,771	-	-
Amounts due to related parties		3,921	4,637	4,258	7,380
Current portion of long-term borrowings	7	2,195,726	1,293,743	-	225
Accrued operating agreement fees		625,671	559,545	-	-
Provision for unpaid operating agreement fee and interest	12 (d)	4,047,080	3,722,907	-	-
Income tax payable		72,559	71,738	-	-
Other current liabilities		838,458	765,534	41,215	57,559
Total current liabilities		**8,607,264**	**7,890,896**	**46,313**	**66,004**
Non-current liabilities					
Long-term borrowings	7	6,713,166	7,726,439	-	430
Deferred tax liabilities		147,314	139,531	-	-
Long-term account payable - property and equipment		663,864	816,747	-	-
Other non-current liabilities		100,516	120,734	-	-
Total non-current liabilities		**7,624,860**	**8,803,451**	**-**	**430**
Total liabilities		**16,232,124**	**16,694,347**	**46,313**	**66,434**


SHIN
CORPORATION

The accompanying notes are an integral part of these financial statements.

Shin Corporation Public Company Limited and its Subsidiaries

Balance sheets

As at 30 September 2009 and 31 December 2008

		Consolidated financial statements		Separate financial statements	
Liabilities and equity	*Note*	30 September 2009 (Unaudited)	31 December 2008	30 September 2009 (Unaudited)	31 December 2008
		(in thousand Baht)			
Equity					
Share capital	*8*				
Authorised share capital		5,000,000	5,000,000	5,000,000	5,000,000
Issued and paid-up share capital		3,201,067	3,201,067	3,201,067	3,201,067
Share premium	*8*	10,197,304	10,197,304	10,197,304	10,197,304
Unrealised gain on dilution of investments in subsidiaries and an associate		4,126,588	4,088,352	-	-
Unrealised gain (loss) from revaluation of investments		7,653	4,567	(28)	-
Currency translation differences		(60,296)	(55,665)	-	-
Retained earnings					
Appropriated					
Legal reserve		500,000	500,000	500,000	500,000
Unappropriated		16,610,154	19,133,558	526,250	365,184
Total equity attributable to equity holders of the Company		**34,582,470**	**37,069,183**	**14,424,593**	**14,263,555**
Minority interests		9,504,871	9,495,804	-	-
Total equity		**44,087,341**	**46,564,987**	**14,424,593**	**14,263,555**
Total liabilities and equity		**60,319,465**	**63,259,334**	**14,470,906**	**14,329,989**


SHIN
CORPORATION

The accompanying notes are an integral part of these financial statements.

Shin Corporation Public Company Limited and its Subsidiaries

Statements of income

For the three-month periods ended 30 September 2009 and 2008 (Unaudited)

	Note	Consolidated financial statements		Separate financial statements	
		2009	2008	2009	2008
		(in thousand Baht)			
Revenues					
Revenues from sales of goods and rendering of services		2,129,581	2,230,342	-	-
Dividends income		-	-	3,791,133	3,791,136
Other income	*10*	19,168	35,669	8,144	15,103
Net foreign exchange gain		110,214	-	-	-
Share of profit of associates		1,755,937	1,755,482	-	-
Total revenues		**4,014,900**	**4,021,493**	**3,799,277**	**3,806,239**
Expenses					
Cost of sales of goods and rendering of services		1,718,306	1,773,477	-	-
Operating agreement fees		135,629	125,181	-	-
Loss on provision for interest on unpaid operating agreement fees	*12(d)*	109,245	108,947	-	-
Selling expenses		49,424	43,617	-	-
Administrative expenses		244,663	340,749	28,155	55,167
Net foreign exchange loss		-	146,124	-	-
Management benefit expenses		37,565	53,166	28,005	24,104
Total expenses		**2,294,832**	**2,591,261**	**56,160**	**79,271**
Profit before finance costs and income tax expense		**1,720,068**	**1,430,232**	**3,743,117**	**3,726,968**
Finance costs		(84,962)	(122,211)	(28)	(21)
Profit before income tax expense		**1,635,106**	**1,308,021**	**3,743,089**	**3,726,947**
Income tax expense		(24,387)	127,202	-	-
Profit for the period		**1,610,719**	**1,435,223**	**3,743,089**	**3,726,947**
Attributable to:					
Equity holders of the Company		1,578,936	1,503,762	3,743,089	3,726,947
Minority interest		31,783	(68,539)	-	-
		1,610,719	**1,435,223**	**3,743,089**	**3,726,947**
Earnings per share (Baht)	*11*				
Basic		0.49	0.47	1.17	1.16
Diluted		0.49	0.47	1.17	1.16


SHIN
CORPORATION

The accompanying notes are an integral part of these financial statements.

Shin Corporation Public Company Limited and its Subsidiaries

Statements of income

For the nine-month periods ended 30 September 2009 and 2008 (Unaudited)

	Note	Consolidated financial statements		Separate financial statements	
		2009	2008	2009	2008
		(in thousand Baht)			
Revenues					
Revenues from sales of goods and rendering of services		6,294,810	6,499,772	-	-
Dividends income	*5*	-	-	8,007,379	8,003,385
Other income	*10*	73,784	130,418	30,201	48,010
Net foreign exchange gain		363,823	-	-	-
Share of profit of associates	*5*	5,737,816	6,784,262	-	-
Total revenues		**12,470,233**	**13,414,452**	**8,037,580**	**8,051,395**
Expenses					
Cost of sales of goods and rendering of services		4,999,557	5,077,352	-	-
Operating agreement fees		406,455	355,780	-	-
Loss on provision for interest on unpaid operating agreement fees	*12(d)*	324,173	324,471	-	-
Selling expenses		153,706	159,199	-	-
Administrative expenses		951,360	1,052,868	109,360	114,511
Net foreign exchange loss		-	92,312	-	-
Impairment loss on investment in a subsidiary		-	60,098	-	86,914
Management benefit expenses		111,210	160,872	84,541	83,396
Total expenses		**6,946,461**	**7,282,952**	**193,901**	**284,821**
Profit before finance costs and income tax expense		**5,523,772**	**6,131,500**	**7,843,679**	**7,766,574**
Finance costs		(281,816)	(397,047)	(73)	(51)
Profit before income tax expense		**5,241,956**	**5,734,453**	**7,843,606**	**7,766,523**
Income tax expense		(65,458)	170,238	-	-
Profit for the period		**5,176,498**	**5,904,691**	**7,843,606**	**7,766,523**
Attributable to:					
Equity holders of the Company		5,159,136	5,991,168	7,843,606	7,766,523
Minority interest		17,362	(86,477)	-	-
		5,176,498	**5,904,691**	**7,843,606**	**7,766,523**
Earnings per share (Baht)	*11*				
Basic		1.61	1.87	2.45	2.43
Diluted		1.61	1.87	2.45	2.43

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements.

Shin Corporation Public Company Limited and its Subsidiaries

Statements of changes in equity

For the nine-month periods ended 30 September 2009 and 2008 (Unaudited)

	Consolidated financial statements									
	Equity attributable to equity holders of the Company									
						Retained earnings				
	Issued and paid-up share capital	Premium on share capital	Unrealised gain on dilution from investments	Unrealised gain from revaluation of investments	Currency translation differences	Legal reserve	Unappro - priated	Total equity attributable to equity holders of the Company	Minority interests	Total equity
	(in thousand Bath)									
Balance at 1 January 2008	**3,196,857**	**10,149,871**	**3,998,014**	**-**	**(99,286)**	**500,000**	**22,127,021**	**39,872,477**	**9,849,001**	**49,721,478**
Unrealised gain on dilution of investments in subsidiaries and an associate	-	-	90,338	-	-	-	-	90,338	-	90,338
Translation of financial statement difference	-	-	-	-	33,108	-	-	33,108	-	33,108
Minority interests increased during the period	-	-	-	-	-	-	-	-	66,794	66,794
Net income recognised directly in equity	-	-	90,338	-	33,108	-	-	123,446	66,794	190,240
Profit (loss) for the period	-	-	-	-	-	-	5,991,168	5,991,168	(86,477)	5,904,691
Total recognised income	**-**	**-**	**90,338**	**-**	**33,108**	**-**	**5,991,168**	**6,114,614**	**(19,683)**	**6,094,931**
Issue of share capital										
Increased in share capital	4,210	47,432	-	-	-	-	-	51,642	-	51,642
Dividend	-	-	-	-	-	-	(8,642,822)	(8,642,822)	-	(8,642,822)
Balance at 30 September 2008	**3,201,067**	**10,197,303**	**4,088,352**	**-**	**(66,178)**	**500,000**	**19,475,367**	**37,395,911**	**9,829,318**	**47,225,229**


SHIN
CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED



The accompanying notes are an integral part of these financial statements.

Shin Corporation Public Company Limited and its Subsidiaries

Statements of changes in equity

For the nine-month periods ended 30 September 2009 and 2008 (Unaudited)

		Consolidated financial statements									
		Equity attributable to equity holders of the Company									
							Retained earnings				
	Note	Issued and paid - up share capital	Premium on share capital	Unrealised gain on dilution from investments	Unrealised gain from revaluation of investments	Currency translation differences	Legal reserve	Unappro - priated	Total equity attributable to equity holders of the Company	Minority interests	Total equity
		(in thousand Bath)									
Balance at 1 January 2009		**3,201,067**	**10,197,304**	**4,088,352**	**4,567**	**(55,665)**	**500,000**	**19,133,558**	**37,069,183**	**9,495,804**	**46,564,987**
Unrealised gain on dilution of investment in associates		-	-	38,236	-	-	-	-	38,236	-	38,236
Unrealised gain from revaluation of investments		-	-	-	3,086	-	-	-	3,086	-	3,086
Translation of financial statement difference		-	-	-	-	(4,631)	-	-	(4,631)	-	(4,631)
Minority interests decreased during the period		-	-	-	-	-	-	-	-	(8,295)	(8,295)
Net income (expense) recognised directly in equity		-	-	38,236	3,086	(4,631)	-	-	36,691	(8,295)	28,396
Profit for the period		-	-	-	-	-	-	5,159,136	5,159,136	17,362	5,176,498
Total recognised income and expense		**-**	**-**	**38,236**	**3,086**	**(4,631)**	**-**	**5,159,136**	**5,195,827**	**9,067**	**5,204,894**
Dividend	*15*	-	-	-	-	-	-	(7,682,540)	(7,682,540)	-	(7,682,540)
Balance at 30 September 2009		**3,201,067**	**10,197,304**	**4,126,588**	**7,653**	**(60,296)**	**500,000**	**16,610,154**	**34,582,470**	**9,504,871**	**44,087,341**




SHIN
CORPORATION

The accompanying notes are an integral part of these financial statements.

Shin Corporation Public Company Limited and its Subsidiaries

Statements of changes in equity

For the nine-month periods ended 30 September 2009 and 2008 (Unaudited)

		Separate financial statements					
				Unrealised gain from revaluation of investments	Retained earnings		Total equity attributable to equity holders of the Company
	Note	Issued and paid-up share capital	Premium on share capital		Legal reserve	Unappro - priated	
				(in thousand Baht)			
Balance at 1 January 2008		**3,196,857**	**10,149,871**	-	**500,000**	**1,296,842**	**15,143,570**
Profit for the period		-	-	-	-	7,766,523	7,766,523
Total recognised income		-	-	-	-	**7,766,523**	**7,766,523**
Issue share capital							
Increased in share capital		4,210	47,432	-	-	-	51,642
Dividend		-	-	-	-	(8,642,822)	(8,642,822)
Balance at 30 September 2008		**3,201,067**	**10,197,303**	-	**500,000**	**420,543**	**14,318,913**
Balance at 1 January 2009		**3,201,067**	**10,197,304**	-	**500,000**	**365,184**	**14,263,555**
Unrealised loss from revaluation of investment		-	-	(28)	-	-	(28)
Net expense recognised directly in equity		-	-	(28)	-	-	(28)
Profit for the period		-	-	-	-	7,843,606	7,843,606
Total recognised income		-	-	**(28)**	-	**7,843,606**	**7,843,578**
Dividend	*15*	-	-	-	-	(7,682,540)	(7,682,540)
Balance at 30 September 2009		**3,201,067**	**10,197,304**	**(28)**	**500,000**	**526,250**	**14,424,593**

The accompanying notes are an integral part of these financial statements.



Shin Corporation Public Company Limited and its Subsidiaries

Statements of cash flows

For the nine-month periods ended 30 September 2009 and 2008 (Unaudited)

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
	(in thousand Baht)			
Cash flows from operating activities				
Profit for the period of equity holders of the Company	5,159,136	5,991,168	7,843,606	7,766,523
Adjustments for				
Depreciation and amortisation	2,122,256	1,920,501	11,856	12,233
Interest income	(44,820)	(117,326)	(29,509)	(46,048)
Interest expense	229,703	347,352	26	-
Income tax expense	65,458	(170,238)	-	-
Impairment loss on investment in subsidiary	-	60,098	-	86,914
Share of profit of associates	(5,737,816)	(6,784,262)	-	-
Dividend income	-	-	(8,007,379)	(8,003,385)
Unrealised (gain) loss on foreign exchange	(220,524)	57,905	-	-
Allowance for doubtful accounts	(53,687)	41,651	-	-
Profit (loss) for the period of minority interest	17,362	(86,477)	-	-
Others	101,231	184,958	8,706	(1,978)
	1,638,299	1,445,330	(172,694)	(185,741)
Changes in operating assets and liabilities				
Trade accounts, notes receivable and accrued income	456,518	71,243	-	-
Inventories	108,020	75,990	-	-
Other current assets	(35,318)	(4,049)	(12,866)	5,082
Other non-current assets	(29,012)	18,142	951	(5,445)
Refundable income tax	(46,079)	(42,654)	-	-
Trade accounts and notes payable	(390,784)	(213,842)	-	(278)
Accrued operating agreement fees	390,299	340,937	-	-
Other current liabilities	137,328	(54,545)	(19,064)	6,265
Other non-current liabilities	(20,217)	31,799	-	-
Interest received	48,255	162,618	31,498	50,123
Interest paid	(250,655)	(369,149)	(26)	-
Income tax paid	(198,571)	(107,130)	-	-
Net cash provided by (used in) operating activities	**1,808,083**	**1,354,690**	**(172,201)**	**(129,994)**


SHIN
CORPORATION

The accompany notes are an integral part of these financial statements.

Shin Corporation Public Company Limited and its Subsidiaries

Statements of cash flows

For the nine-month periods ended 30 September 2009 and 2008 (Unaudited)

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
	(in thousand Baht)			
Cash flows from investing activities				
Net cash outflow on acquisition of a subsidiary	-	-	-	(77,000)
Purchased of property and equipment	(877,401)	(400,136)	(5,007)	(19,083)
Purchase of other intangible assets	(81,059)	(28,318)	(527)	(4,478)
Net cash outflow on investments in property and equipment under operating agreements	(140)	-	-	-
(Increased) decrease in current investments	(426,648)	(96,692)	248,718	(96,692)
Increased long-term investments	(200,202)	-	(200,202)	-
Decrease in loans and advances to related parties	1,894	9,206	-	20,000
Cash outflow from sale of investment in a subsidiary	-	(60,126)	-	-
Cash inflow from liqudation of a jointly-controlled entity	-	-	-	2,127
Cash inflow from decrease in associate's capital	-	187,575	-	-
Cash inflow from sale of other investment	-	-	-	138
Net cash inflow on disposal of equipment	15,932	3,294	1,050	1,758
Dividends received	8,118,949	8,068,928	7,989,379	8,003,385
Income tax paid from gain on sale of investment in a subsidiary	-	(1,289,998)	-	-
Net cash provided by investing activities	**6,551,325**	**6,393,733**	**8,033,411**	**7,830,155**
Cash flows from financing activities				
Receipts from short-term loans	24,917	130,261	-	-
Receipts from long-term borrowings	292,294	297,780	-	-
Receipts from increase in share capital	-	51,642	-	51,642
Repayments of short-term loans	(315,617)	(185,119)	-	-
Repayments of long-term borrowings	(912,657)	(1,277,226)	(150)	-
Dividends paid	(7,682,540)	(8,642,822)	(7,682,540)	(8,642,822)
Net cash used in financing activities	**(8,593,603)**	**(9,625,484)**	**(7,682,690)**	**(8,591,180)**
Net increase (decrease) in cash and cash equivalents	**(234,195)**	**(1,877,061)**	**178,520**	**(891,019)**
Cash and cash equivalents at beginning of period	2,728,060	6,446,712	791,864	2,575,298
Effects of exchange rate changes on balances held in foreign currencies	6,276	(2,118)	-	-
Cash and cash equivalents at end of period	**2,500,141**	**4,567,533**	**970,384**	**1,684,279**
Non-cash transactions				
Purchased of property and equipment and other intangible assets by liabilities	695,988	566,628	3,394	6,863
Property and equipment under finance leases	1,590	5,964	-	-
Dividend receivable	-	-	18,000	-

The accompany notes are an integral part of these financial statements.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
CORPORATION PUBLIC COMPANY LIMITED

Note	Contents
1	General information
2	Basis of preparation of financial statements
3	Related party transactions and balance
4	Trade accounts, notes receivable and accrued income, net
5	Investments in subsidiaries, associates and jointly-controlled entities, net
6	Capital expenditure and commitments
7	Interest bearing liabilities
8	Share capital, premium and warrants
9	Segment information
10	Other income
11	Earnings per share
12	Contingencies and commitments
13	Significant events of the Group
14	Bank guarantees
15	Dividend
16	Reclassification of accounts
17	Events after the balance sheet date


SHIN
CORPORATION

The accompanying notes are an integral part of these financial statements.

The interim financial statements have been approved for issue by the board of directors on 13 November 2009.

1 General information

Shin Corporation Public Company Limited ("the Company") is a public limited company and is incorporated and domiciled in Thailand and has its registered office at 414 Shinawatra Tower 1, Phaholyothin Road, Phayathai, Bangkok 10400.

The principle shareholders of the Company are Cedar Holdings Limited ("Cedar") and Aspen Holdings Limited ("Aspen"), holding 54.43% and 41.68%, respectively. Aspen is a company incorporated in Thailand and an indirect subsidiary of Temasek Holdings (Pte) Ltd. ("Temasek"). Cedar is a company incorporated in Thailand whose shareholders are comprised of Siam Commercial Bank Public Company Limited holding 5.8%, Kularb Kaew Company Limited ("Kularb Kaew") holding 45.2% and Cypress Holdings Limited ("Cypress"), an indirect subsidiary of Temasak, holding 49.0% of the shares in Cedar. Kularb Kaew was held by four major shareholders, namely, Cypress holding 29.9%, Khun Surin Upatkoon holding 68.0%, Khun Pong Sarasin holding 1.3% and Khun Suphadej Poonpipat holding 0.8%.

Transactions within the Company, its subsidiaries, associates and jointly–controlled entities (together "the Shin Corp Group" or "the Group") including management and related entities of the Company, also the entities within the Cedar, Aspen and Temasek group are recognized as related party transactions of the Company.

The Group are principally engaged in the satellite, internet, telecommunications, media and advertising,

Detail of the Company's subsidiaries and associates as at 30 September 2009 and 31 December 2008 are as follows:

Name of the entity	Type of business	Country of incorporation	Ownership interest 30 September 2009	31 December 2008
			(%)	
Subsidiaries				
Thaicom Public Company Limited and its Group	Operating transponder services for domestic and international communications, sale of user terminal of iPSTAR, broadband content services, sale of direct television equipment, telephone network services in foreign countries and engineering and development services on communication technology and electronics	Thailand	41.14	41.14


SHIN
CORPORATION

Name of the entity	Type of business	Country of incorporation	Ownership interest 30 September 2009	31 December 2008
			(%)	
ITV Public Company Limited and its Group	At present, ITV has ceased its operation *(note12)* which operated broadcasting of UHF system, lease of equipment for programs and arranging related marketing events.	Thailand	52.92	52.92
I.T. Applications and Service Company Limited	Computer services	Thailand	99.99	99.99
Matchbox Company Limited	Providing advertising services and production of advertisements for radio and television broadcast	Thailand	99.96	99.96
Associates				
Advanced Info Service Public Company Limited and its Group	Operating a 900 MHz cellular and 1800-MHz cellular telephone system, datakit virtual circuit switch, call center service, broad-band internet gateway, voice IP, IP television, distributing electronic cash card, payment via mobile phone, international telephone service and cellular phones	Thailand	42.64	42.67
CS Loxinfo Public Company Limited and its Group	Providing internet data center services, satellite uplink downlink services for domestic and inter-national communications, the printing and publishing of tele-phone directories, the conducting and printing directories busi-nesses and mobile contents	Thailand	42.56	43.48

2 Basis of preparation of financial statements

(a) Basis of preparation of financial statements

The interim financial statements issued for Thai reporting purposes and are prepared in the Thai language. This English translation of the financial statements has been prepared for the convenience of readers not conversant with the Thai language.

The interim financial statements are prepared on a condensed basis in accordance with Thai Accounting Standard No. 34 *Interim financial Reporting* (formerly TAS 41) including related interpretations and guidelines promulgated by the Federation of Accounting Professions ("FAP"), applicable rules and regulation of the Securities and Exchange Commission, the Stock Exchange of Thailand ("SET") and with generally accepted accounting principles in Thailand. Also, the interim financial statements are prepared in according to the notification of the Department of Business Development regarding "The Brief Particulars in the Financial Statements B.E. 2552".



The interim financial statements are prepared to provide an update on the financial statements for the year ended 31 December 2008. The focus on new activities, events and circumstances to avoid repetition of information previously reported. Accordingly, these interim financial statements should be read in conjunction with the financial statements for the year ended 31 December 2008.

The interim financial statements are presented in Thai Baht, rounded to the nearest thousand unless otherwise as stated.

Accounting policies and methods of computation applied in the interim financial statements for the three-month and nine-month periods ended 30 September 2009 are consistent with those applied in the financial statements for the year ended 31 December 2008, except for change in accounting estimate on the useful lives of assets as discussed in note 6.

On 15 May 2009, the FAP has made the announcement No. 12/2009 to renumber Thai Accounting Standard (TAS) to be the same as International Accounting Standards (IAS).

The Group has adopted the following TAS and Thai Financial Reporting Standards (TFRS) and accounting guidance which were newly issued or revised by FAP during 2008 and effective for accounting periods beginning on or after 1 January 2009, or issued during 2009 with immediate effect as follows:

Framework for the Preparation and Presentation of Financial Statements (revised 2007) (effective on 26 June 2009)

TAS 36 (revised 2007)	Impairment of Assets (formerly TAS 36)
TFRS 5 (revised 2007)	Non-current Assets Held for Sale and Discontinued operations (formerly TAS 54)

Accounting Guidance about Leasehold Right (effective on 26 June 2009)

Accounting Guidance about Business Combination under Common Control

On 30 January 2009, the Department of Business Development issued a notification regarding "The Brief Particulars in the Financial Statements B.E. 2552" and the cancellation of the notification regarding "The Brief Particulars in the Financial Statements B.E. 2544" and "The Brief Particulars in the Financial Statements B.E. 2549 (2nd edition)". This new notification has applied to the financial statement beginning on or after 1 January 2009 onwards. The Group prepared the financial statement following this notification which requires accountant to perform accordingly.

The adoption of the new and revised TAS/TFRS and accounting guidance and the new notification from the Department of Business Development do not have any material impact on the consolidated or separate financial statements.

Furthermore, in 2009, the FAP issued accounting standards and financial reporting standards which will be effective to the financial statements beginning on or after 1 January 2011 or 2012 as follows: (the Group has not adopted these standards and believes that the effectiveness of these accounting and financial reporting standards will have no material impact to the consolidated or the separated financial statements)


SHIN
CORPORATION

The standards which are effective to the financial statement beginning on or after 1 January 2011

TAS 24 (revised 2007)	Related Parties Disclosures (formerly TAS 47)
TAS 40	Investment Properties

The standards which are effective to the financial statement beginning on or after 1 January 2012

TFRS 20	Accounting for Government Grants and Disclosure of Government Assistance

(b) Financial status of ITV Public Company Limited and its Group ("ITV")

As at 30 September 2009, ITV's current liabilities exceed its current assets by an amount of Baht 2,927 million and deficit in excess of its share capital by an amount of Baht 2,927 million (31 December 2008 and 30 September 2008, ITV's current liabilities exceed its current assets by an amount of Baht 2,608 million and Baht 2,506 million, respectively and deficit in excess of its share capital by an amount of Baht 2,608 million and Baht 2,506 million, respectively). In addition, as discussed in note 12 (d) to the financial statements, in consequence of the ruling of the Supreme Administrative Court on 13 December 2006, ITV is liable for unpaid operating agreement fee totalling Baht 2,210 million and the interest on the total unpaid operating agreement fee at 15% per annum including the penalty arising from the alteration of television programming of Baht 97,760 million to the Office of the Permanent Secretary of the Office of the Prime Minister ("PMO"). ITV has not yet paid these unpaid operating agreement fee including interest and penalty. The company's operating agreement was revoked on 7 March 2007 by the PMO therefore; the company ceased its operation at that date. In addition, on 30 March 2007, the PMO claimed the undelivered value of assets under operating agreement amounting to Baht 656 million plus interest. In addition, ITV is still in the arbitration proceeding regarding the unpaid operating agreement fee including interest, penalty arising from the alteration of television programming of Baht 97,760 million and value of undelivered assets including its interest. These events indicate a material uncertainty which may cast significant doubt on ITV's ability to continue as a going concern.

The consolidated financial statements of the Company and its subsidiaries include the financial statements of ITV, which have been prepared on a going concern basis. Accordingly, the recorded assets amounting to Baht 1,130 million represent 1.87% of consolidated total asset *(31 December 2008: Baht 1,122 million, represented 1.77%)* and liabilities amounting to Baht 4,057 million represent 24.99% of consolidated total liabilities *(31 December 2008: Baht 3,730 million, represented 22.34%)* of ITV, and therefore, the recorded deficit in excess of ITV's issued share capital amounting to Baht 2,927 million as at 30 September 2009 *(31 December 2008: Baht 2,608 million)* has been taken up in full in the consolidated financial statements in accordance with generally accepted accounting principles.

However, the Company's legal liability for any losses incurred by ITV is limited to the Company's share paid to ITV's capital. In the event that ITV is unable to continue its operations and the Company declines to make further funds available to ITV the Company's consolidated liabilities as at 30 September 2009 and 31 December 2008 would be reduced by Baht 2,927 million and Baht 2,608 million, respectively. The retained earnings and shareholders' equity as at 30 September 2009 and 31 December 2008 increased by Baht 2,927 million and Baht 2,608 million, respectively.


SHIN
CORPORATION

3 Related party transactions and balance

Enterprises and individuals that directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with, the Group, including holding companies, subsidiaries and fellow subsidiaries are related parties of the Group. Associates and individuals owning, directly or indirectly, an interest in the voting power of the Group that gives them significant influence over the enterprise, key management personnel of the Group and close members of the family of these individuals and companies associated with these individuals also constitute related parties. In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form.

The Group entered into a number of transactions with related parties, the terms of which were negotiated on an arm's length basis in the ordinary course of business and according to normal trade conditions.

Significant transactions for the three-month and nine-month periods ended 30 September 2009 and 2008 with related parties are as follows:

Three-month periods ended 30 September	**Consolidated financial statements**		**Separate financial statements**	
	2009	2008	2009	2008
	(in thousand Baht)			
Sales of goods and services				
Subsidiaries				
Sale of fixed asset	-	-	-	640
	-	**-**	**-**	**640**
Associates				
Computer services income	22,054	23,435	-	-
Advertising income (Gross 2009: Baht 200,608 thousand 2008: Baht 329,036 thousand)	52,775	91,616	-	-
Rental income and others	18,034	11,933	-	-
Dividend received	3,826,150	3,791,136	3,791,136	3,791,136
	3,919,013	**3,918,120**	**3,791,136**	**3,791,136**
Jointly-controlled entities				
Rental income and others	3,874	7,072	-	-
	3,874	**7,072**	**-**	**-**
Purchase of goods and services				
Subsidiaries				
Advertising expenses and others	-	-	4,203	5,692
	-	**-**	**4,203**	**5,692**
Associates				
Rental and other expenses	6,643	10,793	330	300
	6,643	**10,793**	**330**	**300**


SHIN
CORPORATION

Three-month periods ended 30 September	**Consolidated financial statements**		**Separate financial statements**	
	2009	2008	2009	2008
	(in thousand Baht)			
Jointly-controlled entities				
Advertising and other expenses	1,152	14	-	-
	1,152	**14**	**-**	**-**
Related parties				
Rental and other expenses	5,199	3,613	-	-
	5,199	**3,613**	**-**	**-**
Directors' remuneration	7,258	6,559	4,115	3,390
	7,258	**6,559**	**4,115**	**3,390**
Dividend paid				
Major shareholders	3,538,276	3,538,276	3,538,276	3,538,276
Directors	-	363	-	363
	3,538,276	**3,538,639**	**3,538,276**	**3,538,639**

Nine-month periods ended 30 September	**Consolidated financial statements**		**Separate financial statements**	
	2009	2008	2009	2008
	(in thousand Baht)			
Sales of goods and services				
Subsidiaries				
Interest received	-	-	-	404
Dividend received	-	-	45,994	42,000
Sales fixed asset	-	-	-	640
	-	**-**	**45,994**	**43,044**
Associates				
Computer services income	73,836	67,053	-	-
Advertising income	173,855	259,544	-	-
(Gross 2009: Baht 634,673 thousand 2008: Baht 899,637 thousand)				
Rental income and others	54,883	39,923	-	-
Dividend received	8,051,421	8,068,928	7,961,385	7,961,385
	8,353,995	**8,435,448**	**7,961,385**	**7,961,385**
Jointly - controlled entities				
Rental income and others	18,846	35,058	-	-
	18,846	**35,058**	**-**	**-**
Purchase of goods and services				
Subsidiaries				
Advertising expenses and others	-	-	10,342	12,471
	-	**-**	**10,342**	**12,471**

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

Nine-month periods ended 30 September	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
	(in thousand Baht)			
Associates				
Rental and other expenses	21,978	32,454	909	1,014
	21,978	**32,454**	**909**	**1,014**
Jointly - controlled entities				
Advertising and other expenses	2,597	1,811	-	-
	2,597	**1,811**	**-**	**-**
Related party				
Rental and other expenses	19,798	11,980	-	-
	19,798	**11,980**	**-**	**-**
Directors' remuneration	21,730	20,152	12,345	11,200
	21,730	**20,152**	**12,345**	**11,200**
Dividend paid				
Major shareholders	7,384,229	8,307,257	7,384,229	8,307,257
Directors	-	878	-	878
	7,384,229	**8,308,135**	**7,384,229**	**8,308,135**

Balances as at 30 September 2009 and 31 December 2008 with related parties are as follows:

	Consolidated financial statements		Separate financial statements	
	30 September 2009	31 December 2008	30 September 2009	31 December 2008
	(in thousand Baht)			
Trade accounts and notes receivable - related parties				
Associates	114,541	400,533	-	-
Jointly-controlled entities	8,590	11,757	-	-
Total	**123,131**	**412,290**	**-**	**-**
Accrued income - related parties				
Associates	15,280	22,373	-	-
Jointly-controlled entities	368	2,303	-	-
Total	**15,648**	**24,676**	**-**	**-**
Amounts due from and advances loans to related parties				
Subsidiaries	-	-	18,000	-
Associates	24	68,601	-	-
Jointly-controlled entities	1,434	2,278	-	-
Total	**1,458**	**70,879**	**18,000**	**-**



	Consolidated financial statements		Separate financial statements	
	30 September 2009	31 December 2008	30 September 2009	31 December 2008
	(in thousand Baht)			
Other current assets - related parties				
Associates	6,026	-	-	-
Total	6,026	-	-	-
Current investment - related parties				
Associates	48,043	-	-	-
Total	**48,043**	-	-	-
Trade accounts and notes payable - related parties				
Associates	31,892	34,359	-	-
Jointly-controlled entities	249	249	-	-
Related parties	1,261	4,393	-	-
Total	**33,402**	**39,001**	-	-
Amounts due to related parties				
Subsidiaries	-	-	4,194	7,380
Associates	101	448	64	-
Jointly-controlled entities	148	2,845	-	-
Related parties	3,672	1,344	-	-
Total	**3,921**	**4,637**	**4,258**	**7,380**
Other current liabilities - related parties				
Subsidiaries	-	-	644	-
Associates	1,810	28,175	-	-
Total	**1,810**	**28,175**	**644**	-
Other liabilities - related parties				
Associates	11,864	16,514	-	-
Jointly-controlled entities	40	-	-	-
Total	**11,904**	**16,514**	-	-


SHIN
CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

Warrants granted to directors (note 8)

Other agreements with related parties

Commitments and other agreements with related parties

1. The Company and certain associates had entered into agreements with a subsidiary, under which the subsidiary was committed to maintain accounting program service for a period of approximately one year to five years with an option to renew. The Company and associates were committed to pay the subsidiary for services in respect of the agreements at approximately Baht 67.20 million per year *(31 December 2008: approximately Baht 68.62 million).*

2. A subsidiary had entered into an agreement with an associated company, under which the associated company was committed to provide uplink data service for a period of approximately five years. The subsidiary was committed to pay for the service in respect of the agreements at approximately Baht 11.47 million *(31 December 2008: approximately Baht 16.15 million).*

3. A subsidiary had entered into an agreement with a jointly-controlled entities, under which the jointly-controlled entities was committed to responsible for ensuring the IPSTAR gateway system perform in accordance to the industry standard for a period of approximately five years. The subsidiary was committed to pay for the service in respect of the agreements at approximately USD 0.70 million *(31 December 2008: approximately USD 0.88 million).*

4. A subsidiary had entered into agreements with associates and jointly-controlled entities, under which a subsidiary was committed to provide transponder service, IPSTAR bandwidth service and advisory service. Associates and jointly-controlled entities were committed to pay a subsidiary for the service of the agreements at approximately USD 4.74 million and Baht 2.75 million *(As at 31 December 2008: approximately USD 0.86 million).* The service fees of some contracts vary to the actual used or installed user terminal at the rate stated in the contract.


SHIN
CORPORATION



4 Trade accounts, notes receivable and accrued income, net

	Note	Consolidated financial statements		Separate financial statements	
		30 September 2009	31 December 2008	30 September 2009	31 December 2008
			(in thousand Baht)		
Trade accounts and notes receivable					
Related parties	*3*	123,131	412,290	-	-
Other parties		1,339,931	1,486,467	-	-
Accrued income					
Related parties	*3*	15,648	24,676	-	-
Other parties		139,960	151,754	-	-
Total		**1,618,670**	**2,075,187**	-	-
Less Allowance for doubtful accounts		(516,012)	(587,752)	-	-
Net		**1,102,658**	**1,487,435**	-	-

Aging analyses for trade accounts and notes receivable were as follows:

	Consolidated financial statements		Separate financial statements	
	30 September 2009	31 December 2008	30 September 2009	31 December 2008
		(in thousand Baht)		
Within credit terms	489,075	826,333	-	-
Overdue:				
Less than 3 months	301,685	196,287	-	-
3 - 6 months	151,232	209,003	-	-
6 - 12 months	55,230	95,766	-	-
Over 12 months	465,840	571,368	-	-
Total	**1,463,062**	**1,898,757**	-	-
Less Allowance for doubtful accounts	(516,012)	(587,752)	-	-
Net	**947,050**	**1,311,005**	-	-

5 Investments in subsidiaries, associates and jointly-controlled entities, net

	Consolidated financial statements	Separate financial statements
	30 September 2009	30 September 2009
	(in thousand Baht)	
At 1 January 2009	31,237,537	12,502,396
Share of profits of associates	5,737,816	-
Dividend received	(8,051,421)	-
Unrealised gain on dilution from investment in associates	38,234	-
At 30 September 2009	**28,962,166**	**12,502,396**


SHIN
CORPORATION

Investments in subsidiaries and associates as at 30 September 2009 and 31 December 2008 and dividend income from those investments for the nine-month periods ended 30 September are as follows:

	Consolidated financial statements									
					Cost of investments				Dividend income for the nine-month periods ended	
	Ownership interest		Paid-up capital		Cost method		Equity method - net			
	30 September 2009	31 December 2008	30 September 2009	31 December 2008	30 September 2009	31 December 2008	30 September 2009	31 December 2008	30 September 2009	30 September 2008
	(%)				(in thousand Baht)					
Associates										
Advanced Info Service Public Company Limited	42.64	42.67	2,963,391	2,961,740	8,807,456	8,807,456	28,754,991	31,037,421	7,961,385	7,961,385
CS Loxinfo Public Company Limited	42.56	43.48	159,822	157,347	1,481,525	1,481,525	207,175	200,116	90,036	107,543
Total			**3,123,213**	**3,119,087**	**10,288,981**	**10,288,981**	**28,962,166**	**31,237,537**	**8,051,421**	**8,068,928**


SHIN
CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITE



Separate financial statements

	Ownership interest		Paid-up capital		Cost of investments: Cost method		Cost of investments: Impairment		At cost - net		Dividend income for the nine-month periods ended	
	30 September 2009	31 December 2008	30 September 2009	31 December 2008	30 September 2009	31 December 2008	30 September 2009	31 December 2008	30 September 2009	31 December 2008	30 September 2009	30 September 2008
	(%)						(in thousand Baht)					
Subsidiaries												
Thaicom Public Company Limited	41.14	41.14	5,479,688	5,479,688	3,612,974	3,612,974	-	-	3,612,974	3,612,974	-	-
ITV Public Company Limited	52.92	52.92	6,033,487	6,033,487	3,297,255	3,297,255	(3,297,255)	(3,297,255)	-	-	-	-
I.T. Applications and Services Company Limited	99.99	99.99	10,000	10,000	10,000	10,000	-	-	10,000	10,000	31,000	42,000
Matchbox Company Limited	99.96	99.96	9,000	9,000	71,966	71,966	-	-	71,966	71,966	14,994	-
			11,532,175	11,532,175	6,992,195	6,992,195	(3,297,255)	(3,297,255)	3,694,940	3,694,940	45,994	42,000
Associate												
Advanced Info Service Public Company Limited	42.64	42.67	2,963,391	2,961,740	8,807,456	8,807,456	-	-	8,807,456	8,807,456	7,961,385	7,961,385
			2,963,391	2,961,740	8,807,456	8,807,456	-	-	8,807,456	8,807,456	7,961,385	7,961,385
Total			14,495,566	14,493,915	15,799,651	15,799,651	(3,297,255)	(3,297,255)	12,502,396	12,502,396	8,007,379	8,003,385





SHIN
CORPORATION

Significant movements in investments during the nine-month period ended 30 September 2009 was as follows:

a) Increased in registered capital of Artware Media Company Limited, a subsidiary of ITV

On 18 March 2009, the board of directors had a resolution to increase registered capital of Artware Media Co., Ltd. from Baht 20 million to Baht 25 million by increase share capital from 200,000 shares to 250,000 shares at Baht 100 each.

b) Additional share capital of Mfone Company Limied ("Mfone"), a jointly-controlled entity of THCOM

On 8 January 2009, Mfone registered additional share capital with the Ministry of Commerce of Cambodia following the resolution from the board of director to approve the increase of ordinary share of USD 4.8 million, or from USD 19.2 million to USD 24 million, comprise of 24 million ordinary shares at USD 1 each.

c) Additional share capital of Cambodia DTV Network ("CDN"), a subsidiary of THCOM

On 10 April 2009, CDN registered with the Ministry of Commerce of Cambodia to increase its share capital by Riel 2,000 million (USD 500,000), from Riel 400 million (USD 100,000) to Riel 2,400 million (USD 600,000).

d) Additional share capital of IPSTAR New Zealand Company Limited

On 21 August 2009, IPSTAR New Zealand Co., Ltd. registered additional share capital with the Ministry of Commerce of New Zealand of NZD 6.01 million or from NZD 2.5 million to NZD 8.51 million.

e) The increase in share capital of the companies in the Group

In 2009, certain warrants issued to directors and employees (ESOP) of ADVANC and CSL were exercised, and these share issues were registered as increased share capital with the Ministry of Commerce during January to September 2009, are as follows:

Company	**Units of exercise** *(in thousand units)*	**Share capital increased** *(in thousand Baht)*		**Premium on share capital increased** *(in thousand Baht)*		**Decrease in % of interest of the Company**	
		from	to	from	to	from	to
ADVANC	1,437	2,961,740	2,963,391	21,545,336	21,675,356	42.67	42.64
CSL	6,546	157,347	159,822	426,946	447,904	43.48	42.56





f) Dividend payment of Lao Telecommunications Company Limited ("LTC"), a jointly-controlled entity of THCOM

On 3 February 2009, the shareholders approved the appropriation of dividend from 2008 operation of USD 25 million which including interim dividend of USD 10 million, approved at the Extraordinary General Meeting of shareholders 1/2008 held on 26 July 2008. The final dividend of USD 15 million was paid on 13 February 2009 and 17 February 2009.

At the Extraordinary General Meeting of the shareholders No. 1/2009, held on 14 July 2009, of LTC, the shareholders approved the appropriation of interim dividend from 2009 operation of USD 10 million.

g) Dividend payment of subsidiaries, associates and jointly-controlled entity

Certain subsidiaries, associates and a jointly-controlled entity approved its dividend payment as follows:

Company	Currency	Dividend	Interim dividend paid during 2008	Dividend payment in 2009	
		Per share	*Per share*	*Per share*	Total amount *(in million)*
Annual dividend 2008					
Shenington (a jointly-controlled entity)	(SGD)	0.48	-	0.48	7.1
MB (a subsidiary)	(Baht)	16.67	-	16.67	15
ITAS (a subsidiary)	(Baht)	31.00	-	31.00	31
ADVANC (an associate)	(Baht)	6.30	3.00	3.30	9,774
CSL (an associate)	(Baht)	0.72	0.50	0.22	127
Interim dividend 2009					
ADVANC (an associate)	(Baht)	3.00	-	3.00	8,889
CSL (an associate)	(Baht)	0.14	-	0.14	82



SHIN
CORPORATION



6 Capital expenditure and commitments

	Consolidated financial statements			
	Property and Equipment	Property and equipment under operating agreements	Goodwill	Other intangible assets
		(in thousand Baht)		
Transactions during the nine-month period ended 30 September 2009				
Net book value at 1 January 2009	**5,608,173**	**17,068,637**	**144,076**	**1,268,430**
Additions	1,509,663	140	-	81,251
Disposals	(15,233)	-	-	-
Transfers, net	(2,092)	114	-	27,161
Write-off, net	(8,937)	-	-	(7,884)
Depreciation/amortisation charge	(858,491)	(1,163,238)	-	(100,527)
Foreign currency translation adjustment	(114,925)	-	-	(2,386)
Net book value at 30 September 2009	**6,118,158**	**15,905,653**	**144,076**	**1,266,045**
As at 30 September 2009				
Cost	10,714,069	26,556,489	1,696,481	2,042,893
Less Accumulated depreciation/amortisation	(4,567,319)	(10,650,836)	-	(776,848)
Less Allowance for impairment	(28,592)	-	(1,552,405)	-
Net book value	**6,118,158**	**15,905,653**	**144,076**	**1,266,045**

Effective from 1 January 2009, Mfone, an indirect jointly-controlled entity of THCOM, has revised its accounting estimate on the useful lives of network assets from 15 years to 5-10 years. The change results in an increase in depreciation for the nine-month period ended 30 September 2009 in the consolidated financial statements in the amount of Baht 156 million.

As at 30 September 2009, property and equipment includes property and equipment under the operating agreements of Mfone of approximately Baht 3,015 million (Proportional) *(31 December 2008: Baht 1,409 million)*. According to the operating agreement, Mfone must transfer its ownership of this related property and equipment to the government of Cambodia on the expiration date of the operating agreement, 4 March 2028 as describe in note 12 (g).


SHIN
CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED



	Separate financial statements	
	Property and equipment	Other intangible assets
	(in thousand Baht)	
Transactions during the nine-month period ended 30 September 2009		
Net book value at 1 January 2009	**40,452**	**11,515**
Additions	4,675	457
Write-off, net	(3,708)	-
Depreciation/amortisation charge	(9,597)	(2,259)
Net book value at 30 September 2009	**31,822**	**9,713**
As at 30 September 2009		
Cost	100,311	61,354
Less Accumulated depreciation/amortisation	(68,489)	(51,641)
Net book value	**31,822**	**9,713**

7 Interest bearing liabilities

	Consolidated financial statements	Separate financial statements
	30 September 2009	
	(in thousand Baht)	
Current liabilities		
Bank overdrafts and short-term loan banks and financial institutes	21,877	-
Current portion of finance lease liabilities	4,228	-
Current portion of long-term borrowings	2,191,498	-
	2,217,603	**-**
Non-current liabilities		
Finance lease liabilities	12,881	-
Long - term borrowings	6,700,285	-
	6,713,166	**-**
Total borrowings	**8,930,769**	**-**

The movements in the borrowings for the nine-month period ended 30 September 2009 was as follows:

	Consolidated financial statements	Separate financial statements
	(in thousand Baht)	
At 1 January 2009	**9,316,384**	**655**
Additions	318,801	-
Repayments	(1,228,274)	(655)
Amortisation of finance costs	81,867	-
Increased from changing in account payable-property and equipment status to borrowing	766,532	-
Unrealised gain from exchange rate	(324,541)	-
At 30 September 2009	**8,930,769**	**-**


SHIN
CORPORATION



Credit facilities

As of 30 September 2009, THCOM Group had available short-term credit facilities for loans from local and oversea banks are Baht 1,282 million and USD 17 million *(31 December 2008: Baht 1,345 million and USD 23 million).*

8 Share capital, premium and warrants

Share capital and premium

Movements in share capital are as follows:

	For the nine-month period ended 30 September 2009				
		Issued and fully paid-up shares			
	Authorised number of shares	Number of shares	Ordinary shares	Share premium	Total
	(in thousand Shares)			*(in thousand Baht)*	
At 1 January 2009	5,000,000	3,201,067	3,201,067	10,197,304	13,398,371
Issue of shares	-	-	-	-	-
At 30 September 2009	**5,000,000**	**3,201,067**	**3,201,067**	**10,197,304**	**13,398,371**

Warrants

Movements in the number of outstanding warrants are as follows;

	For the nine-month period ended 30 September 2009			
	At 1 January 2009	Exercised during the period	Expired during the period	At 30 September 2009
		(in thousand units)		
ESOP - Grant III				
- Directors	6,420	-	(6,420)	-
- Employees	2,719	-	(2,719)	-
Total	**9,139**	**-**	**(9,139)**	**-**
ESOP - Grant IV				
- Directors	9,356	-	-	9,356
- Employees	6,644	-	-	6,644
Total	**16,000**	**-**	**-**	**16,000**
ESOP - Grant V				
- Directors	6,159	-	-	6,159
- Employees	7,931	-	-	7,931
Total	**14,090**	**-**	**-**	**14,090**
Total	**39,229**	**-**	**(9,139)**	**30,090**


SHIN
CORPORATION



Warrants issued and offered to directors and employees (ESOP)

The Company issued and offered five grants of warrants to directors and employees of the Company and its subsidiaries, which are in registered form and are non-transferable. The warrants have no offering price and their terms do not exceed 5 years. The exercise ratio and price are as follows:

	Issued date	Issued units (Million)	Percentage*	Exercise price (Baht/unit)**	Exercise period Start	End
ESOP - Grant I	27 March 2002	29.00	0.99	-	Expired since 26 March 2007	
ESOP - Grant II	30 May 2003	18.08	0.61	-	Expired since 30 May 2008	
ESOP - Grant III	31 May 2004	13.66	0.46	-	Expired since 30 May 2009	
ESOP - Grant IV	31 May 2005	16.00	0.54	34.273	31 May 2006	30 May 2010
ESOP - Grant V	31 July 2006	14.09	0.47	31.901	31 July 2007	31 July 2011

* Percentage of the Company's total issued and paid-up share capital (before dilution) at the issued date.

** The latest adjustment of exercised price was on 26 August 2009.

9 Segment information

The Group is organised into the following main business segments:

Local wireless telecommunications	Provision of local mobile telecommunication trading and rental of telecommunications equipment and accessories in Thailand.
Satellite business and international business	Transponder rental and related services, uplink and downlink services, sale and service related to media, internet and provide telecommunication services in Laos PDR and Cambodia.
Media and advertising	Airtime rental, television broadcasting *(ceased its operation due to the revocation of the Operating Agreement in March 2007)* and the provision of advertising services to the Group and third parties.
Corporate and other activities	Corporate and other activities primarily relating to development and synergies that exist within the business, setting financial and performance targets for operating companies and assisting operating companies in obtaining financing on the most attractive terms possible and information technology businesses.


SHIN
CORPORATION



Financial information by business segments:

	For the three-month period ended 30 September 2009					
	Local wireless telecommu-nications	Satellite & inter-national business	Media & advertising	Corporate and others	Consolidation eliminations	Group
	(in thousand Baht)					
Revenues	-	1,838,074	251,786	50,161	(10,440)	2,129,581
Share of profit of associates	1,722,010	33,927	-	-	-	1,755,937
Cost of sales and services	-	(1,580,507)	(242,104)	(33,134)	1,810	(1,853,935)
Selling and administrative expenses	-	(247,488)	(142,355)	(59,784)	8,730	(440,897)
Net profit (loss) from operating activities	**1,722,010**	**44,006**	**(132,673)**	**(42,757)**	**100**	**1,590,686**
Net foreign exchange gain (loss)	-	110,247	(18)	(15)	-	110,214
Other revenues	-	3,547	7,027	8,644	(50)	19,168
Profit (loss) before finance costs and tax	**1,722,010**	**157,800**	**(125,664)**	**(34,128)**	**50**	**1,720,068**
Finance costs	-	(84,783)	(101)	(78)	-	(84,962)
Income tax	-	(20,334)	-	(4,053)	-	(24,387)
Net results from subsidiaries to minority interests	-	(31,790)	7	-	-	(31,783)
Net profit (loss)	**1,722,010**	**20,893**	**(125,758)**	**(38,259)**	**50**	**1,578,936**


SHIN
CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITE



	For the nine-month period ended 30 September 2009					
	Local wireless telecommu-nications	Satellite & inter-national business	Media & advertising	Corporate and others	Consolidation eliminations	Group
			(in thousand Baht)			
Revenues	-	5,349,724	806,879	166,815	(28,608)	6,294,810
Share of profit of associates	5,643,777	94,039	-	-	-	5,737,816
Cost of sales and services	-	(4,538,584)	(769,301)	(103,859)	5,732	(5,406,012)
Selling and administrative expenses	-	(923,110)	(435,156)	(204,753)	22,570	(1,540,449)
Net profit (loss) from operating activities	**5,643,777**	**(17,931)**	**(397,578)**	**(141,797)**	**(306)**	**5,086,165**
Net foreign exchange (loss)	-	363,903	(65)	(15)	-	363,823
Other revenues	-	16,172	25,423	31,736	453	73,784
Profit (loss) before finance costs and tax	**5,643,777**	**362,144**	**(372,220)**	**(110,076)**	**147**	**5,523,772**
Finance costs	-	(281,355)	(260)	(201)	-	(281,816)
Income tax	-	(51,378)	620	(14,700)	-	(65,458)
Net results from subsidiaries to minority interests	-	(17,382)	20	-	-	(17,362)
Net profit (loss)	**5,643,777**	**12,029**	**(371,840)**	**(124,977)**	**147**	**5,159,136**




SHIN
CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

	For the three-month period ended 30 September 2008					
	Local wireless telecommu-nications	Satellite & inter-national business	Media & advertising	Corporate and others	Consolidation eliminations	Group
	(in thousand Baht)					
Revenues	-	1,782,215	411,952	52,054	(15,879)	2,230,342
Share of profit of associates	1,722,393	33,089	-	-	-	1,755,482
Cost of sales and services	-	(1,485,363)	(383,480)	(33,125)	3,310	(1,898,658)
Selling and administrative expenses	-	(322,506)	(153,515)	(83,574)	13,116	(546,479)
Net profit (loss) from operating activities	**1,722,393**	**7,435**	**(125,043)**	**(64,645)**	**547**	**1,540,687**
Net loss foreign exchange	-	(146,115)	(11)	-	2	(146,124)
Other revenues	-	11,527	9,042	15,600	(500)	35,669
Profit (loss) before finance costs and tax	**1,722,393**	**(127,153)**	**(116,012)**	**(49,045)**	**49**	**1,430,232**
Finance costs	-	(119,207)	(2,946)	(58)	-	(122,211)
Income tax	-	130,528	-	(3,326)	-	127,202
Net results from subsidiaries to minority interests	-	68,538	1	-	-	68,539
Net profit (loss)	**1,722,393**	**(47,294)**	**(118,957)**	**(52,429)**	**49**	**1,503,762**


SHIN
CORPORATION



	For the nine-month period ended 30 September 2008					
	Local wireless telecommu-nications	Satellite & inter-national business	Media & advertising	Corporate and others	Consolidation eliminations	Group
			(in thousand Baht)			
Revenues	-	5,273,373	1,125,815	143,430	(42,846)	6,499,772
Share of profit of associates	6,703,991	80,271	-	-	-	6,784,262
Cost of sales and services	-	(4,280,602)	(1,052,202)	(108,858)	8,530	(5,433,132)
Selling and administrative expenses	-	(967,696)	(458,109)	(306,563)	34,958	(1,697,410)
Net profit (loss) from operating activities	**6,703,991**	**105,346**	**(384,496)**	**(271,991)**	**642**	**6,153,492**
Net foreign exchange loss	-	(92,243)	(46)	(25)	2	(92,312)
Loss from impairment of investment	-	-	-	(60,098)	-	(60,098)
Other revenues	-	54,517	27,466	49,339	(904)	130,418
Profit (loss) before finance costs and tax	**6,703,991**	**67,620**	**(357,076)**	**(282,775)**	**(260)**	**6,131,500**
Finance costs	-	(387,893)	(8,153)	(1,408)	407	(397,047)
Income tax	-	173,859	-	(3,621)	-	170,238
Net results from subsidiaries to minority interests	-	86,469	8	-	-	86,477
Net profit (loss)	**6,703,991**	**(59,945)**	**(365,221)**	**(287,804)**	**147**	**5,991,168**




SHIN
CORPORATION

For the satellite and international business segment for the three-month and nine-month periods ended 30 September 2009 and 2008 can be shown financial information by sub-business segments as follows:

	For the three-month period ended 30 September 2009					
	Satellite business services	Internet and media services	Telephone network in foreign entities	Others	Consolidation eliminations	Total
			(in thousand Baht)			
Revenues	1,195,119	145,832	515,144	-	(18,021)	1,838,074
Share of profit of associate	-	33,927	-	-	-	33,927
Total revenues	**1,195,119**	**179,759**	**515,144**	**-**	**(18,021)**	**1,872,001**
Segment results	**(30,798)**	**39,934**	**94,711**	**(30,955)**	**(28,886)**	**44,006**
Operating profit						**44,006**

	For the nine-month period ended 30 September 2009					
	Satellite business services	Internet and media services	Telephone network in foreign entities	Others	Consolidation eliminations	Total
			(in thousand Baht)			
Revenues	3,375,761	352,940	1,666,091	-	(45,068)	5,349,724
Share of profit of associate	-	94,039	-	-	-	94,039
Total revenues	**3,375,761**	**446,979**	**1,666,091**	**-**	**(45,068)**	**5,443,763**
Segment results	**(383,006)**	**97,521**	**396,624**	**(95,273)**	**(33,797)**	**(17,931)**
Operating loss						**(17,931)**

	For the three-month period ended 30 September 2008					
	Satellite business services	Internet services	Telephone network in foreign entities	Others	Consolidation eliminations	Total
			(in thousand Baht)			
Revenues	1,163,628	149,465	484,647	-	(15,525)	1,782,215
Share of profit of associates	-	33,089	-	-	-	33,089
Total revenues	**1,163,628**	**182,554**	**484,647**	**-**	**(15,525)**	**1,815,304**
Segment results	**(171,860)**	**16,910**	**143,331**	**(16,441)**	**35,495**	**7,435**
Operating profit						**7,435**


SHIN
CORPORATION

	For the nine-month period ended 30 September 2008					
	Satellite business services	Internet services	Telephone network in foreign entities	Others	Consolidation eliminations	Total
			(in thousand Baht)			
Revenues	3,582,116	386,866	1,363,081	-	(58,690)	5,273,373
Share of profit of associates	-	80,271	-	-	-	80,271
Total revenues	**3,582,116**	**467,137**	**1,363,081**	**-**	**(58,690)**	**5,353,644**
Segment results	**(439,347)**	**79,587**	**504,113**	**(44,151)**	**5,144**	**105,346**
Operating profit						105,346

Financial information by business geographical areas

Consolidated revenue and segment results, based on geographical segments, for the three-month and nine-month periods ended 30 September 2009 and 2008 were as follows:

	For the three-month period ended 30 September			
	2009	2008	2009	2008
	Revenue		Segment results	
	(in thousand Baht)			
Thailand	2,623,908	2,859,362	1,427,351	1,328,890
Cambodia	472,459	414,987	(25,306)	75,306
Lao PDR	177,409	157,544	60,807	75,273
Australia	347,983	307,361	69,178	79,216
Others	263,759	246,570	58,656	(17,998)
Total	**3,885,518**	**3,985,824**	**1,590,686**	**1,540,687**

	For the nine-month period ended 30 September			
	2009	2008	2009	2008
	Revenue		Segment results	
	(in thousand Baht)			
Thailand	8,390,174	10,107,417	4,698,775	5,346,259
Cambodia	1,344,841	1,078,482	159,962	361,640
Lao PDR	559,013	514,039	163,733	176,506
Australia	1,035,429	887,334	249,202	236,111
Others	703,169	696,762	(185,507)	32,976
Total	**12,032,626**	**13,284,034**	**5,086,165**	**6,153,492**


SHIN
CORPORATION



10 Other income

Other income for the three-month periods ended 30 September 2009 and 2008 are as follows:

	Consolidated financial statements		**Separate financial statements**	
	2009	2008	2009	2008
	(in thousand Baht)			
Interest income and return from current and long term investment	18,806	32,777	7,210	13,354
Others	362	2,892	934	1,749
Total	**19,168**	**35,669**	**8,144**	**15,103**

Other income for the nine-month periods ended 30 September 2009 and 2008 are as follows:

	Consolidated financial statements		**Separate financial statements**	
	2009	2008	2009	2008
	(in thousand Baht)			
Interest income and return from current and long term investment	68,659	117,326	29,509	46,048
Others	5,125	13,092	692	1,962
Total	**73,784**	**130,418**	**30,201**	**48,010**

11 Earnings per share

Basic earnings per share are calculated by dividing the net profit for the period attributable to shareholders by the weighted average number of ordinary shares in issue during the period.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume the conversion of all potential dilutive ordinary shares, which is the weighted average number of ordinary shares which would be issued on the conversion of all dilutive potential ordinary shares into ordinary shares. The assumed proceeds from the exercise of ESOP would be considered to have been received from the issue of shares at fair value. These represent share options where the exercise price is less than the average market price of the Company's shares during the three-month and nine-month periods ended 30 September 2009.

Warrants issued to directors and employees (ESOP) of subsidiaries and associates do not have material impacted to the calculation of diluted earnings per share.


SHIN
CORPORATION

The basic earnings per share and the diluted earnings per share are as follows:

	Consolidated financial statements For the three-month periods ended 30 September					
	Net profit		Weighted average number of shares		Earnings per share	
	2009	2008	2009	2008	2009	2008
	(in thousand Baht)		*(in thousand shares)*		*(in Baht)*	
Basic earnings per share	1,578,936	1,503,762	3,201,067	3,201,067	0.49	0.47
The effect of dilutive potential shares	-	-	-	-	-	-
Diluted earnings per share	**1,578,936**	**1,503,762**	**3,201,067**	**3,201,067**	**0.49**	**0.47**

	Separate financial statements For the three-month periods ended 30 September					
	Net profit		Weighted average number of shares		Earnings per share	
	2009	2008	2009	2008	2009	2008
	(in thousand Baht)		*(in thousand shares)*		*(in Baht)*	
Basic earnings per share	3,743,089	3,726,947	3,201,067	3,201,067	1.17	1.16
The effect of dilutive potential shares	-	-	-	-	-	-
Diluted earnings per share	**3,743,089**	**3,726,947**	**3,201,067**	**3,201,067**	**1.17**	**1.16**

	Consolidated financial statements For the nine-month periods ended 30 September					
	Net profit		Weighted average number of shares		Earnings per share	
	2009	2008	2009	2008	2009	2008
	(in thousand Baht)		*(in thousand shares)*		*(in Baht)*	
Basic earnings per share	5,159,136	5,991,168	3,201,067	3,199,677	1.61	1.87
The effect of dilutive potential Shares	-	-	-	-	-	-
Diluted earnings per share	**5,159,136**	**5,991,168**	**3,201,067**	**3,199,677**	**1.61**	**1.87**

	Separate financial statements For the nine-month periods ended 30 September					
	Net profit		Weighted average number of shares		Earnings per share	
	2009	2008	2009	2008	2009	2008
	(in thousand Baht)		*(in thousand shares)*		*(in Baht)*	
Basic earnings per share	7,843,606	7,766,523	3,201,067	3,199,677	2.45	2.43
The effect of dilutive potential shares	-	-	-	-	-	-
Diluted earnings per share	**7,843,606**	**7,766,523**	**3,201,067**	**3,199,6777**	**2.45**	**2.43**


SHIN
CORPORATION



12 Contingencies and commitments

a) Operating Agreement commitments ITV Public Company Limited ("ITV")

On 7 March 2007, ITV received the letter of termination of the Operating Agreement from the PMO. This caused the following disputes that are currently under the process of consideration.

1. **A case in which ITV is the plaintiff** regarding to the arbitration institution dispute No. 46/2550 whereby the PMO's unduly termination of the Operating Agreement which was wrongfully performed in breach of the Operating Agreement and against the law, including the arbitration institution dispute No. 1/2550 on 4 January 2007 which is the disputes of the payment of the program penalty fee and interest in the total amount approximately Baht 100,000 million. Both disputes are currently under the consideration of the arbitration institution, the arbitration proceeding shall continue.

2. **A case in which ITV is the defendant** whereby the PMO demanded that ITV make the payment of the program penalty fee, interest, approximately totaling Baht 100,000 million in Black Case No. 640/2550. Later, on 19 December 2007, the Supreme Administrative Court upheld the Central Administrative Court's verdict for the dismissal of the aforesaid case in order to allow the parties to the Operating Agreement to use the arbitration proceeding for Cases No. 1/2550 and No. 46/2550.

This shall be subject to the judgment of the Court which may vary from the estimated amount defined in the financial statements, affecting the amount of income, expenditure, assets and liabilities, and disclosure information regarding assets and unpredictable liabilities.

b) Shareholder agreements

The Group has entered into shareholder agreements and other agreements with strategic partners and government agencies both in Thailand and other countries as follows:

Singapore Telecommunications Limited ("Singtel")

The Company has shareholders' agreement with Singtel in respect of its equity investment in ADVANC which sets out the participatory right of the shareholders in the management and control of ADVANC. This shareholders' agreement contains a provision for resolution of disputes between the shareholders. In the event that the shareholders are unable to reach agreement on significant corporate actions, either shareholder (the seller) may serve notice on the other shareholder (the buyer) requiring the buyer to either purchase the seller's interest in ADVANC, or if the buyer does not do so, then the seller must purchase the buyer's interest in ADVANC. At present, there are no significant corporate actions on which the shareholders are not in agreement.


SHIN
CORPORATION

The Government of the Lao People's Democratic Republic ("Laos PDR")

Lao Telecommunications Company Limited ("LTC") is an indirect jointly-controlled entity of THCOM, which was established under the terms of a Jointly-controlled entity Contract dated 8 October 1996, signed by Laos PDR and Shinawatra Computer and Communications Public Company Limited, the former name of the Company. According to the aforementioned Jointly-controlled entity Contract, LTC has the right to provide telecommunication services - fixed line phone, mobile phone, international facilities, internet and paging within the Laos PDR for 25 years. Currently, Shenington Investment Pte Limited ("Shenington"), which is a 51% jointly-controlled entity of THCOM, owns 49% of LTC's registered shares. At the end of the 25th year, in 2021, THCOM has to transfer all of LTC's shares to Laos PDR without any charges. According to the shareholder agreement, LTC is required to invest at least US Dollars 400 million in the projects specified in the agreement within 25 years. As at 30 September 2009, LTC has remaining additional investment of approximately US Dollars 122 million *(31 December 2008: US Dollar 149 million).*

c) Capital commitments

As at 30 September 2009, the Group's capital expenditure contracted but not recognized in the consolidated financial statements (Company: nil) was from Shenington Group amounting to US Dollars 15 million (approximately Baht 513 million) *(31 December 2008: US Dollars 15 million (approximately Baht 540 million))* in the proportionate consolidation basis.

d) Contingencies

Dispute of ITV

ITV is a defendant in various legal actions, which were occurred before the revocation of the Operating Agreement, from operate a television broadcasting station that court case from doing news and trading. In the opinion of the directors, after taking appropriate legal advice, the outcome of such actions will not give rise to any significant loss. ITV has not recorded any provisions for these legal cases.

The dispute between ITV and the PMO relating to the Operating Agreement

1) The progression of the dispute between ITV and the PMO

Up to the present, ITV filed two statements of claim to the Arbitration Institute as follows:

1. Black Case No. 1/2550, ITV filed the statement of claim which referred to the penalty for alteration of television programming and interest of overdue operating agreement fee.

2. Black Case No. 46/2550, ITV filed the statement of claim to the Arbitration Institute seeking an arbitral award granted by the arbitration panel to rule that the Operating Agreement terminated by the PMO was not in accordance with law and the terms of Agreement, the PMO's claim for ITV for payment of the operating agreement fee (fraction), interest, penalty fee and value of undelivered assets was incorrect, and compensation shall be paid to ITV by the PMO.

Both statements of claim are in the process of consideration by the Arbitration Institute. The sequence of significant events of the dispute between ITV and the PMO up to 31 December 2008 was disclosed in the financial statements for the year ended 31 December 2008. And there is no progression on the dispute during nine-month periods ended 30 September 2009.



2) The contingent liabilities and the accounting recognition of the dispute between ITV and the PMO

After the Supreme Administrative Court's judgment on revocation of the arbitration award on 13 December 2006 and the dispute between ITV and the PMO, the contingent liability are as follows:

1. In regard of the penalty arising from the alteration of television programming

The said liability has not been recorded in ITV's financial statements as the Black Case number 640/2550 filed by the PMO demanding that ITV pay the operating fee, interest, the penalty fee and value of undelivered assets was dismissed by the Central Administrative Court which shall await the arbitral award the Black Case number 1/2550 granted by the arbitration panel and the final legal proceeding.

2. In regard of the operating fee of the 9th, 10th and 11th year amounting to Baht 2,210 million and 15% interest of such amount

Since quarter ended 31 December 2006, the provision for unpaid operating fee amounting to Baht 2,210 million plus 15% interest from the date that the arbitral award was revoked by the Supreme Administrative Court, as of 13 December 2006 was recorded in the consolidated financial statements. The reason is that ITV proposed condition to pay such amount to the PMO and brought the issue of the penalty fee and interest into the arbitral proceeding under the Operating Agreement. Thereafter, in the first quarter of 2007, the PMO did not accept the said payment; it shall be deemed that ITV's proposal was not mutually accepted. ITV thus had no liability on the operating agreement fee amounting to Baht 2,210 million plus 15% interest per annum. In addition, the Central Administrative Court made the order striking out the case No. 640/2550 in which the PMO demanded that ITV pay the operating agreement fee, interest, the penalty fee and value of undelivered assets out of the Case List, so that the disputes shall be brought into the arbitration proceeding and legal process by the Operating Agreement to be finalised.

3. Value of undelivered assets

The undelivered asset in the amount of Baht 656 million plus 7.50% interest per annum of the undelivered asset from the date that the case was filed to the Court until the said amount is fully paid. The PMO has not requested ITV to pay such amount. Consequently, ITV has no liability to further deliver such asset. In addition, the Central Administrative Court made the order striking out the said case out from the Case List, therefore, the said items have not been recorded by ITV. Since the value of asset claimed by the PMO is only the business estimation comprising income, expense, profit, tax and investment asset, which terms regarding the asset only stated that ITV is required to procure the asset for the undertaking of UHF Television Broadcasting Station to cover the population at the rate of 96.72% of the population in the country without the condition of value of required asset and ITV has complied with such requirement, therefore, ITV has neither liability to procure asset nor indemnify to the PMO.

ITV is awaiting to hear the arbitral award ruling on the said contingent liabilities for Black Case No. 1/2550 and the compensation of damages arisen from illegal termination of agreement Black Case No. 46/2550. It shall be dependant on the judgment which cannot be predicted.

However, ITV has already recorded provision for unpaid operating fee amounting to Baht 2,891 million and interest from the date that the arbitral award was revoked by the Supreme Administrative Court amounting to Baht 1,156 million in these financial statements, of which Baht 324 million was loss on provision for inte[illegible] the [illegible]rating fee for the nine-month periods ended 30 September 2009.

e) Assessment for income tax in India

The Tax Authority in India ('the said Authority), has held that the payments received by THCOM for providing Transponder Services ('TPS') to its Indian Customers and non-resident customers targeting Indian audience ('the Customer') was Royalty under both the Indian Income Tax Act ('the Act'), and the Double Taxation Avoidance Agreement between Thailand and India ('the DTAA') and subject to withholding tax at the rate of 15% on gross basis, but THCOM considered income from Transponder Services to be business income, and as THCOM does not have permanent establishment in India, such incomes are not taxable in India.

The Tax Authority has raised the tax demand including surcharge and education cess aggregating Rs. 612.1 million (approximately Baht 451 million) exclusive of interest amounting to Rs. 92.7 million (approximately Baht 68 million) against the said payment received by it from the customers for the Assessment Year ('AY') 1998-99 to 2005-06 (1 April 1997 to 31 March 2005). Further, the said Authority has also levied penalty of Rs. 324.9 million (approximately Baht 240 million) for AY 1998-99 to 2001-02.

From Authority's letter dated 22 August 2008, the Authority had asked for payment of the said income tax including interest for late payment amounting to Rs. 83.2 million (approximately Baht 61 million) (calculated up to the ended of August 2008). And from Authority's letter dated 3 December 2008, the authority raised the tax demand for AY 2006-07 including related interest amounting to Rs. 22.6 million (approximately Baht 17 million).

THCOM had received Withholding Tax Certificates ('WTC') from its Customers until AY 2007-08 net amounting to Rs. 487.96 million (approximately Baht 360 million). THCOM had also deposited Rs. 405.3 million (approximately Baht 299 million). In February 2009, THCOM paid additional deposit Rs. 22.6 million (approximately Baht 17 million). As the result, deposit is totally Rs. 427.9 million (approximately Baht 316 million). THCOM presents the deposit as non-current assets in the Balance Sheet.

Since the management and Tax Advisor in India are of the opinion that the income from the TPS is not subject to Tax in India, THCOM did not make any provision for the liability against the balance amount of Rs.219.6 million (approximately Baht 162 million), payable to the said Authority.

On 16 October 2009, the Income Tax Appellate Tribunal (ITAT) (Special Bench) pronounced its decision on THCOM's appeal against the order of the Income Tax Authority of India and Commissioner of Income Tax (Appeals) (CIT (A)) on the issue whether the income from transponder service is a royalty or a business income that the income from transponder service is a royalty and subject to withholding tax at the rate prescribed by law, and the use of transponder service constitutes the use of a process. However, the decision related to the income tax and interest thereon only, and did not include the issue of penalty and interest thereon, which is still pending before ITAT.

However, THCOM's tax consultant in India is of the opinion that the decision of the ITAT (Special Bench) is likely to be incorrect as it is not in accordance with the decision of the High Court on telecom service which can be used as precedent by analogy and the decision in the PanAmSat International Systems Inc. case and should be challenged before the High Court, and THCOM intends and is proceeding to file an appeal against the ITAT (Special Bench) decision with the High Court within 120 days as required by laws. Therefore, THCOM's management takes the view that THCOM's income is not taxable in India and the case will be decided in THCOM's favour on appeal.


SHIN
CORPORATION



If the Supreme court decides finally that THCOM's income is taxable in India, the total tax liability demanded by the Authority of Rs. 747.2 million (approximately Baht 551 million) which will be charged as expense immediately, but THCOM will not be required to make any additional tax payment as the amount of WTC and the deposit made by THCOM fully cover the tax demand. This, however, does not include the Penalty and the interest related to the Penalty already assessed in the amount of Rs. 388.3 million (approx. Baht 286 million) which will be charged as expenses if there is a final judgement that THCOM is liable for Penalty and interest related to such Penalty, which THCOM has already placed deposit against part of the Penalty and interest related to such Penalty leaving the total liability for Penalty and interest related to such Penalty in the amount of Rs. 219.6 million (approx. Baht 162 million) as stated in the preceding paragraphs together with interest at the maximum rate not exceeding one (1) percent per month as from the date of receipt of the Demand Notice until the date the payment.

However, even though it has been decided that the income from transponder service is a Royalty, if THCOM did not conceal any income or intentionally declared incorrect amount of income in its income tax returns, the Penalty and interest imposed on THCOM may be set aside.

f) Obligation from shares buy back options of THCOM

On 23 October 2003, THCOM and Codespace Inc. entered into a "Memorandum of Agreement", which provides Codespace Inc. an option to sell 2.2 million shares of iPSTAR Co., Ltd. to THCOM, with the condition that THCOM has the first option to purchase these shares. If the offered price per share is greater than the higher of USD 1 or fair market value at offering date, THCOM has the right to refuse. If the offered price per share is the higher of the equal of USD1 or fair market value at offering date, THCOM has to purchase those shares from Codespace Inc. THCOM believes that Codespace Inc. will not exercise the option because according to the result of the financial analysis of THCOM, the value of iPSTAR's shares is higher than USD1, therefore, the Group does not recognise this obligation as its liabilities in these interim financial statements. As of 30 September 2009, the remaining share option was 0.63 million shares *(31 December 2008: Baht 0.63 million shares).*

g) Operating agreement commitments

Certain subsidiary and jointly-controlled entities have obtained operating agreement from government agencies, both in Thailand and other countries for the operation of satellite services, internet services and mobile telephone networks. Under the terms of the operating agreement, they have certain commitments to the government agencies, including commitments to procure, install and maintain operational equipment, and commitments to pay annual fees to the relevant government agencies based on revenue percentages or minimum fees, whichever is higher, as set out in the individual agreements. The Group accounts for such commitments on a time basis as the expenditure is incurred.

Thaicom Public Company Limited ("THCOM")

THCOM was permitted by the Ministry of Transport and Communications, under an agreement dated 11 September 1991 and an amendment thereto dated 22 March 1992, to operate and administer certain satellite projects and to render transponder services for domestic and international communications as well as the right to collect, for a thirty-year period, service charges from users of the transponders. The operating agreement has been transferred to the Ministry of Information Communication and Technology ("MICT").

Under the aforementioned agreement, THCOM must pay an annual fee to MICT based on a percenta[illegible] ce[illegible]e incomes or at the minimum level specified in the agreement, whiche[illegible]ig[illegible]0 September 2009, the remaining minimum operating agreement

fee was Baht 878 million. In addition, THCOM, according to the aforementioned agreement, must transfer its ownership of all satellites, and monitoring stations and other operating equipment to MICT on the date of completion of construction and installation.

Mfone Company Limited ("Mfone")

Mfone, an indirect jointly-controlled entity of THCOM in Cambodia, has obtained an operating agreement from the Directorate of Posts and Telecommunications of Cambodia to operate a domestic telephone network under an agreement dated 4 March 1993 and an amendment thereto dated 4 March 1997, for a period of 35 years. Under the agreement, Mfone will transfer its ownership of all fixed assets to the Government of Cambodia on the expiration date of the agreement, in 2028 (note 6).

h) Operating lease commitments - where a group company is the lessee

The future minimum lease payments under non-cancelable operating leases as at 30 September 2009 and 31 December 2008 (Company: nil) are as follows:

	Consolidated financial statement	
	30 September 2009	31 December 2008
	(in million Baht)	
Not later than 1 year	223	354
Later than 1 year and not later than 5 years	557	412
Later than 5 years	152	160
Total	**932**	**926**

i) Obligation under "Financing and Project Agreement"

LTC, an indirect jointly-controlled entity of THCOM, entered into a "Financing and Project Agreement" with the government of the Lao People's Democratic Republic ("government") and an organization in Germany (KfW, Frankfurt am Main) on 25 October 2004 of an amount not exceeding Euro 6.5 million (approximately Baht 322.5 million) for the procurement and installation of Phase VI of a rural telecommunication network. Under the agreement, the ownership of network assets will be transferred to LTC through loan at 30% of the network assets' value excluding consulting services project. However, LTC has not yet recognized the network assets relating to Phase VI and the related portion of the loan in these interim financial statements because the project has not commenced yet.

13 Significant events of the Group

Significant events of Advance Info Service Public Company Limited and its Group ("ADVANC")

13.1 Interconnection agreements

According to Telecommunication Business Operation Act 2001 (B.E. 2544) and the announcement of National Telecommunication Commission ("NTC") regarding the use and interconnect of telecommunication network 2006 (B.E. 2549), ADVANC has entered into an interconnection ("IC") agreement with Total Access Communication Public Company Limited ("DTAC") dated 30 November 2006, and also with Truemove Company Limited ("Truemove") dated 16 January 2007. These IC agreements have been approved by NTC.

On 31 August 2007, TOT Public Company Limited ("TOT") has filed a case against NTC to the Administrative Court to revoke the said announcement and on 4 February 2008 TOT sent a letter to ADVANC informing that ADVANC should wait for the final judgment of the Administrative Court. Should ADVANC undertake the IC agreements per the NTC announcement before the final judgment of the Administrative Court, TOT shall not recognise ADVANC's related actions and ADVANC must be responsible for such actions.

Having considered the said TOT's letter, related laws and the legal counsel's opinion, ADVANC's management is of the opinion that non-compliance by ADVANC with the IC agreements shall be deemed violating the said NTC announcement. Therefore, ADVANC has decided to comply with the IC agreements in line with the current legal provisions.

According to the agreement to operate cellular mobile telephone service, ADVANC has to pay the higher of stipulated annual minimum payment or the percentage of service revenues prior to deducting expenses and taxes. However, ADVANC had to comply with the regulation while TOT would like to wait for the final judgment of the Administrative Court. As a result, ADVANC anticipated to enter into a negotiation with TOT in relation to a calculation method of the revenue sharing. ADVANC calculated the revenue sharing from the net IC revenue which is similar to other operators in the telecommunication industry base on a conservative basis. The revenue sharing amount to be paid to TOT is subject the final adjudication of the Administrative Court in relation to revoking the announcement of NTC and a negotiation between TOT and ADVANC. ADVANC will make adjustment in the financial statement in the period when the issue has been agreed. ADVANC's management is certain that it will not incur significant expense more than the revenue sharing amount which ADVANC has recorded.

On 30 December 2008, TOT has notified in writing to ADVANC that result of the negotiation between TOT and ADVANC regarding rate and calculating method of the revenue sharing can not be concluded and requested ADVANC to remit the revenue sharing incurred from the interconnection charge since February 2007 to June 2008 for the amount of Baht 761 million based on the rate and calculation method of ADVANC within 30 December 2008. ADVANC has remitted the revenue sharing to TOT on 30 December 2008. For the interconnection charge since July 2008 up to the present, ADVANC and TOT shall set up the negotiation committee in order to get a conclusion for this case. During this period, while the said case is pending the final consideration, it shall use the above basis proposed by ADVANC.

13.2 Significant event of ADVANC and Digital Phone Company Limited

ADVANC

Pursuant to the letter of the Ministry of Information and Communication Technology to the Council of State requesting opinion on whether the amendments or supplements to the agreement between TOT, who is the Telephone Organization of Thailand at that time, and ADVANC after the enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 are legitimately effected and in case those amendments or supplements to the Agreement are not legitimately effected according to such Act, what guidelines TOT should implement.

The Council of State was of the opinion by its Memorandum of the Council of State no. 291/2550 on Enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 (in the case of the Agreement Permitting Undertaking of Cellular Mobile Telephone Services, "the Agreement" between TOT Public Company Limited and Advanced Info Service Public Company Limited) that

* "... since TOT being the contracting party in this case acted on behalf of the State by virtue of the authority and duty pursuant to Telephone Organization of Thailand Act, the executed Agreement thus represents th[illegible] the State and the private sector in order to authorise the private

sector to provide public services to the public on behalf of the State. The State therefore is obligated to perform according to those stipulated in that Agreement.

However, since the amendments to the Agreement upon which the consultation is being sought were not legitimately carried out according to the Act on Private Participation in State Undertaking, B.E. 2535 which was in force at the time of effecting those amendments because those amendments had not been proposed for the consideration of the Coordination committee according to Section 22 and not forwarded to the Cabinet, being the organ charged with the authority to approve of the amendments to the Agreement pursuant to the Act as aforesaid, the amendments made to the Agreement with TOT as the contracting party were therefore carried out without legal authority. However, the procedures to amend the Agreement represent administrative juristic acts which are capable of being separated from the amendments to the Agreement already effected and those amendments to the Agreement are still in force so long as they are not rescinded or extinguished by statute of limitation or by other causes. In case the Cabinet, vested with the authority under the law and having considered the causes for the rescission, the impact, and the propriety on the basis of the State's and the public interest, is of the opinion that the illegitimate procedures have resulted in damage that warrants rescinding the amendments to the Agreement already effected, the Cabinet may legitimately rescind such amendments to the Agreement. However, if the Cabinet, upon having considered the same, deems it justified, with regard to the State's or the public interest and the continuity of providing public services, the Cabinet may exercise its discretion to grant approval for the procedures to further amend the Agreement, as appropriate, with the unit owning the project and the Coordination committee pursuant to Section 22 being the parties to submit the facts, justifications, and opinion for the consideration of the Cabinet".

Presently, the Coordinating Committee has already been established according to Section 22 of the Act where it is to proceed its duty as assigned thereon and the procedures are pending.

* The above clauses in "..." represent some parts of the Memorandum of the Council of State no. 291/2550. The full text Memorandum of the Council of State is available only in Thai language.

Digital Phone Company Limited

Pursuant to the letter of the Ministry of Information and Communication Technology to the Council of State requesting opinion on whether the amendments or supplements to the agreement between CAT Telecom Public Company Limited ("CAT") and Digital Phone Company Limited ("DPC") after the enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 (the "Act") are legitimately effected and in case those amendments or supplements to the Agreement are not legitimately effected according to such Act, what guidelines CAT should implement.

According to the opinion of the Council of State regarding the enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 regarding the Contract permitting the provision of cellular mobile phone service between CAT and DPC on case no. 294/2550 that

** "...the assignment of the rights and duties by Total Access Communication Public Company Limited ("DTAC") to DPC and the entering into an agreement between DPC and CAT dated 19 November B.E. 2539 are considered as the permission of CAT granted to a private sector to provide cellular mobile phone service, it shall not be deemed to be part of cellular mobile phone service between CAT and DTAC, so DPC shall be the contracting party of CAT and was under the supervision and regulation of CAT and pay remuneration to CAT. DPC shall, therefore, have to comply with the said Act. Since CAT has already specified the scope of the project and the private sector to provide the service, besides, the project has already been carried out. Therefore, there is no need to invite private sector to submit any proposal according to Chapter 3. However, Chapter 3 shall be applied in so far as it is not contrary to the fact whereby CAT has to set up the Coordinating Committee [illegible] Section 13 to proceed according to Section 21 of the said Act,

provided that the Coordinating Committee will propose the selection result including the reason, negotiation issues, state benefits and the draft of agreement to the Minister who supervised the project in order to propose to the Cabinet within 90 days since the decision by Coordinating Committee."

Therefore, the procedures are within the power and authority of the Committee according to Section 13 to consider as appropriate and DPC has already been assigned of the rights and duties from Total Access Communication Public Company Limited according to the Contract Permitting the Provision of Cellular Mobile Phone Service between CAT and Total Access Communication Public Company Limited, DPC shall have the right to provide telecommunication service even though the Contract between CAT and DPC has not been done or performed in accordance with the Act. However, the Contract between CAT and DPC shall remain valid in so far as it is not revoked or terminated by time of ending or other cause. Thus, CAT and DPC shall remain oblige to fulfil the said agreement."

Presently, the Coordinating Committee has already been established according to Section 13 of the Act where it is to proceed its duty as assigned thereon and the procedures are pending.

** The above clauses in "..." represent some parts of the Memorandum of the Council of State no. 294/2550. The full text Memorandum of the Council of State is available only in Thai language.

13.3 Significant commercial dispute and litigations

ADVANC

Between ADVANC and TOT

On 22 January 2008, TOT submitted a dispute Black Case No. 9/2551 to the Arbitration Institute, Dispute Reconciliation Office, Justice Court Office demanding ADVANC to pay additional payment of revenue sharing amounting to Baht 31,463 million under the Cellular Mobile Phone Contract plus interest at the rate of 1.25 percent per month computing from the default date on 10 January 2007 until the full payment is made.

At present, the said dispute is pending on the Arbitration process. According to arbitration procedures and the proceedings of which shall take for several years. However, ADVANC's management believes that the outcome of the said dispute shall be in favour of ADVANC and have no material impact to the financial statements of ADVANC because this amount is the same as an excise tax that ADVANC had submitted to Excise Department during 28 January 2003 to 26 February 2007 and deducted it from revenue sharing according to the resolution of the Cabinet dated 11 February 2003. Thus, ADVANC has fully complied with the cabinet's resolution dated 11 February 2003 and this practice is the same as other operators in mobile phone or cellular radio telecommunication industries according to the resolution of the Cabinet. Moreover, TOT had sent letter no. Tor Sor Tor. Bor Yor./843 dated 10 March 2003 stating that ADVANC has fully complied with the Cabinet's resolution and ADVANC's burden remains at the same percentage rate as specified in the contract and the submission of the said excise tax return shall not affect the terms of the contract.

Digital Phone Company Limited

1) On 9 January 2008, CAT submitted a dispute Black Case No. 3/2551 to the Arbitration Institute and the Dispute Reconciliation Office, Justice Court Office demanding DPC to pay additional payment of revenue sharing amounting to Baht 2,449 million under the Digital Personal Communication Network Contract plus penalty at the rate of 1.25 percent per month of the unpaid amount of each year computing from the default date until the full payment is made which total penalty calculated up to December 2007 is Baht 1,500 million, totalling Baht 3,949 million.

   On 1 October 2008, CAT has submitted the revision of petition to adjust on amount of claimed to Baht 3,410 million which penalty fee calculated from the outstanding revenue sharing up to January 2008 for Baht [illegible] and value added tax Baht 171 million.

At present, the said dispute is pending on the Arbitration process. According to arbitration procedures and the proceedings of which shall take for several years. However, ADVANC's management believes that the outcome of the said dispute shall be in favour of DPC and have no material impact on the consolidated financial statements of ADVANC because this amount is the same as an excise tax that DPC submitted to Excise Department during 16 September 2003 to 15 September 2007 and deducted it from revenue sharing according to the resolution of the Cabinet dated 11 February 2003. Moreover, CAT has sent letter no. CAT 603 (Kor Tor.) 739 notifying DPC to comply with such Cabinet's resolution. Thus, DPC has correctly and fully complied with the Cabinet's resolution dated 11 February 2003 and this practice is the same as other operators in mobile phone or cellular radio telecommunication industries according to the resolution of the Cabinet.

2) Pursuant to the resolution of the meeting on 14 January 2004 between TOT, CAT, DPC, and Truemove by the Minister of the Information and Communications Technology Ministry, the Chairman, that TOT consented to reduce access charge of mobile phone from revenue sharing which TOT received from CAT in the amount of Baht 22 /number/month to DPC and True Move starting from the 6th operation year as DTAC had received from TOT.

   On 12 October 2006, TOT sent a letter to CAT that TOT could not reduce access charge of mobile phone to DPC and True Move and demanding CAT to pay the access charge that DPC and True Move have deducted as a discount of access charge plus legal interest rate computing from the default date until the fully payment is made.

   On 29 July 2008, CAT submitted a dispute Black Case No. 68/2551 to the Arbitration Institute and the Dispute Reconciliation Office, Justice Court Office demanding DPC to pay access charge of mobile phone that DPC had deducted for Baht 154 million (additional consideration of the 7th - 10th operation year) plus value added tax and interest at the rate 1.25 percent per month of the above principal amount starting from the default date of each year since the 7th -10th operation year until the full payment is made.

   On 15 October 2009, CAT submitted a dispute no. black 96/2552 to the Arbitration Institute and the Dispute Reconciliation Office, Justice Court Office demanding DPC to pay access charge of mobile phone that DPC had deducted for Baht 22 million (additional consideration of the 11th operation year) including the penalty at the rate of 1.25 percent per month which calculated up to 15 October 2009, total amount of claim Baht 26 million.

   At present, the said dispute is pending on the Arbitration process. According to arbitration procedures, the proceedings shall take several years. For the demanded amount, DPC has re-calculated and found that the said amount is only Baht 138 million which DPC has recorded as payable under the Agreement for operation in its financial statement but has not recorded the penalty for overdue payment, as the management believes that the outcome of the said dispute shall be in favour of DPC and have no material impact on the consolidated financial statements of ADVANC since DPC has correctly and fully complied with the law and the relating Agreements in all respect.

3) On 3 February 2009, CAT has submitted a dispute under Black Case No. 8/2552 to the Alternative Dispute Resolution Office, the Arbitration Institute, demanding DPC to deliver and transfer ownership of 3,343 towers including 2,653 equipments of power supply under the Digital PCN ("Personal Communication Network Agreement"). Failure to do so, DPC must reimburse Baht 2,230 million to CAT. DPC considers that all disputed assets, towers and the equipment of power supply are not the property as stipulated in the Agreement.


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At present, the said dispute is pending on the Arbitration process. According to arbitration procedures, the proceedings shall take several years. However, ADVANC's management believes that the outcome of this dispute shall be in favour of DPC and have no material impact on the consolidated financial statements of ADVANC since DPC has correctly and fully complied with the law and the relating Agreements in all respects.

AIN Globalcomm Company Limited ("AIN")

On 7 March 2008, CAT has submitted the Black Case no. 1245/2551 to the Civil Court against ADVANC as the defendant No.1 and AIN, a subsidiary of ADVANC, as the defendant No.2 requesting ADVANC and AIN to pay compensation with interest rate at 7.5% per annum for damage up to the date of case submission equalling to Baht 130 million. The reason in a case is to change traffic of the international direct dialling service by ADVANC and the subsidiary during 1-27 March 2007 through ADVANC subscriber by using the symbol "+" dialling from no.005 of AIN instead of No. 001 of CAT without the prior notification to subscriber.

On 4 September 2008, CAT has submitted a petition revision to adjust compensation for Baht 583 million (including interest) because CAT has damaged consecutively until 7 March 2008. On 19 November 2008, CAT has submitted the order of provisional remedial measure before delivery of judgment to cease ADVANC and AIN to transfer the traffic 001 or symbol "+" of CAT to traffic 005 of AIN. On 26 February 2009, The Civil Court has dismissed the CAT's request and on 20 March 2009, CAT has appealed such dismissal.

At present, the said case is under the court process. ADVANC's management believes that the result of the said case shall be in favour of ADVANC and have no material impact to the consolidated financial statements of ADVANC. Further reason, the symbol "+" is an international symbol. It is general practice for the other mobile phone operators to set the symbol "+" to replace the number of any international direct dialling operator. So, ADVANC has not infringed and made damage to CAT.

Significant event of Thaicom Public Company Limited and its Group ("THCOM")

On 19 April 2007, Mr. Supong Limthanakul brought legal actions against the National Telecommunications Commission ("NTC"), the office of the NTC and the Ministry of Information and Communication Technology ("MICT") in the Central Administrative Court ("CAC") on the ground that the three state agencies neglected to perform their duties in overseeing whether THCOM has been carrying on its telecommunications business lawfully after the sale of the Company's shares to the new shareholder.

CAC issued an order dated 8 April 2009 making THCOM the fourth respondent in order to allow THCOM to file the Reply to the petitioner's claim including evidence, documentary or otherwise to CAC and THCOM filed the Reply and supporting evidence in July 2009

THCOM is of the opinion that it will not be adversely affected in any way as the actions were brought against NTC, office of the NTC and MICT for neglecting to perform their duties and will not constitute a cause for terminating the operating agreement as THCOM has fully complied with the terms and conditions of the operating agreement.

14 Bank guarantees

As at 30 September 2009, the Group had commitments with banks, in respect of letters of guarantees for satellite space segment leasing, customs duties, electricity usage and other transactions in the ordinary course of business in the amount of Baht 664 million, USD 46 million *(31 December 2008: Baht 631 million, USD 44 million)* on a consolidated basis.

15 Dividend

The general shareholder's meeting on 10 April 2009 and the board of director on 14 August 2009, passed the resolution to approve the annual and interim dividend payments as follows:

	For the operation result of	Dividend ratio *(Baht/share)*	Total dividend *(million Baht)*
The general shareholder's resolution			
- 2008 Annual dividend payment	1 January 2008 - 31 December 2008	2.40	7,683
- Interim dividend	1 January 2009 - 9 April 2009	1.25	4,001
The board of director's resolution			
- Interim dividend	10 April 2009 - 13 August 2009	1.15	3,681

16 Reclassification of accounts

Certain accounts in the balance sheet as at 31 December 2008 and the statement of income for the three-month and nine-month periods ended 30 September 2008 have been reclassified to conform to the presentation in the 2009 interim financial statements as follows:

	Consolidated financial statements			Separate financial statements		
	Before Reclass.	Reclass.	After Reclass.	Before Reclass.	Reclass.	After Reclass.
			(in thousand Baht)			
Balance sheet						
As at 31 December 2008						
Cash and cash equivalents	2,728,759	(699)	2,728,060	791,864	-	791,864
Current investments	1,043,634	398,730	1,442,364	934,640	-	934,640
Other current assets	505,957	(5,426)	500,531	17,886	-	17,886
Long-term investments	413,064	(388,064)	25,000	25,000	-	25,000
Unrealised gain from revaluation of investment	(26)	(4,541)	(4,567)	-	-	-
		-			-	



	Consolidated financial statements			Separate financial statements		
	Before Reclass.	Reclass.	After Reclass.	Before Reclass.	Reclass.	After Reclass.
	(in thousand Baht)					
Statement of income						
Three-month period ended 30 September 2008						
Selling and administrative expenses	448,744	(448,744)	-	75,902	(75,902)	-
Selling expenses	-	43,617	43,617	-	-	-
Administrative expenses	-	340,749	340,749	-	55,167	55,167
Director remuneration	6,559	(6,559)	-	3,390	(3,390)	-
Management benefit expenses	-	53,166	53,166	-	24,104	24,104
Interest expenses	104,440	(104,440)	-	-	-	-
Finance costs	-	122,211	122,211	-	21	21
		-			-	

	Consolidated financial statements			Separate financial statements		
	Before Reclass.	Reclass.	After Reclass.	Before Reclass.	Reclass.	After Reclass.
	(in thousand Baht)					
Nine-month period ended 30 September 2008						
Selling and administrative expenses	1,402,482	(1,402,482)	-	186,758	(186,758)	-
Selling expenses	-	159,199	159,199	-	-	-
Administrative expenses	-	1,052,868	1,052,868	-	123,422	123,422
Director remuneration	20,152	(20,152)	-	11,200	(11,200)	-
Management benefit expenses	-	160,872	160,872	-	74,485	74,485
Interest expenses	347,352	(347,352)	-	-	-	-
Finance costs	-	397,047	397,047	-	51	51
		-			-	

The reclassifications have been made to comply with the notification of the Department of Business Development "*The Brief Particulars in the financial statements B.E. 2552*" dated 30 January 2009.

17 Events after the balance sheet date

Debenture issued by THCOM

On 6 November 2009, THCOM issued 2 tranches of Baht 7,000 million unsubordinated and unsecured with having registered and bond holders representative debentures as follow:

1) Debenture 1/2009 No. 1 with maturity of 3 years, Baht 1,000 each, amounting to Baht 3,300 million. Such debentures bear interest at fixed rate 5.25% p.a., payable on a quarterly basis commencing from issuing date. These debentures will be entirely redeemed on 6 November 2012.

2) Debenture 1/2009 No. 2 with maturity of 5 years, Baht 1,000 each, amounting to Baht 3,700 million. Such debentures bear interest at fixed rate 6.15% p.a., payable on a quarterly basis commencing from issuing date. These debentures will be entirely redeemed on 6 November 2014.


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